Exhibit 1.1

Execution Copy

PURCHASE AGREEMENT

DATED AS OF DECEMBER 12, 2004

AMONG

COMPUTER SCIENCES CORPORATION

AND

DYNCORP

AND

THE VERITAS CAPITAL FUND II, L.P.

AND

DI ACQUISITION CORP.

i

EXHIBITS

Exhibit A	Term Sheet for Preferred Stock

Exhibit B	Transition Services Agreement

Exhibit C	IP License Agreement

Exhibit D	Fort Worth Shared Services Facility Sublease

Exhibit E	Fort Worth Warehouse License

Exhibit F	Joint Defense Agreement

Exhibit G	Trademark License Agreement

Exhibit H	Unaudited FY2004 Balance Sheet

Exhibit I	Unaudited FY2004 Income Statement

Exhibit J	Form of Plan Amendment

Exhibit K	Form of Fort Worth Office License

Exhibit L	Form of Fort Worth Office License Assignment

SCHEDULES

v

TABLE OF DEFINED TERMS

Acquisition	Preamble
Acquisition Group	4.13(a)
Acquisition Indemnified Parties	7.2(a)
Acquisition Material Adverse Effect	3.1
Acquisition Preferred Stock	Recitals
Additional Preferred Stock Certificates	1.3(e)
affiliate	9.7
Agreement	Preamble
Ancillary Agreements	9.7
Anti-Money Laundering Laws	3.11(d)
Appraiser	5.6
Arias Litigation	7.2(a)(3)
Audited Financial Statements	2.6
Auditor Fees	9.7
Auditors	9.7
Bid	2.20(g)
Bifurcated 401(k) Plan	4.8(h)
Broker Representations	7.1
BSA	3.11(c)
business day	9.7
CAA	2.12(i)
Cap	7.6(c)
capital stock	9.7
Cash Component	1.1(a)(1)
CERCLA	2.12(i)
Certificate of Designations	Recitals
Claim Notice	7.4
Closing	1.2(a)
Closing Date	1.2(a)
Closing Pro Forma Net Working Capital Amount	1.3(a)
Closing Pro Forma Net Working Capital Shortfall	1.3(a)
Closing Pro Forma Net Working Capital Surplus	1.3(a)
COBRA	2.11(c)
Commission	2.7
Company Material Adverse Effect	2.1(a)
Competition	4.13(b)
Confidentiality Agreement	4.3(d)
Contract	9.7
Contract Notifications	4.11(b)(ii)
Contract Novations	4.11(b)(iii)
Controlled Group	2.11(c)
CSC	Preamble
CSC Cash Management Arrangements	9.7
CSC MAP	4.8(a)
CSC SEC Filings	2.7
Cuban Designated National	9.7
CWA	2.12(i)
Deductible	7.6(b)
DI	Recitals
DI Interests	Recitals
DI Transferred Contracts	2.10(b)
DI Transferred Employees	4.8(d)
Draft Calculations	1.3(b)
DTSAS Government Contracts	2.10(c)
DTSAS Transferred Employees	4.8(c)
Dyn International Companies	Recitals
DynCorp	Preamble
DynCorp Welfare Plan	4.8(a)
Effect	2.1(a)
Employee Plans	2.11(a)
Entity Investors	3.11(d)
Environmental Claim(s)	2.12(i)
Environmental Law(s)	2.12(i)
Environmental Liabilities	2.12(i)
Environmental Permits	2.12(b)
ERISA	2.11(a)
Exchange Act	2.7
Exchange Offer	4.14(c)
Excluded Contracts	2.10(d)
Excluded IP Assets	2.15(a)
Executive Order	3.11(b)
Executory Government Contract	2.20(g)
Final Net Working Capital Shortfall	1.3(d)
Final Net Working Capital Surplus	1.3(d)
Financial Statements	2.6

Defined Term
Firm	1.3(b)
FMLA	4.8(i)
Foreign Benefit Plans	2.11(b)
Fort Worth Shared Services Center	4.8(a)
FY2004 Balance Sheet	9.7. 2.6
FY2004 Income Statement	9.7. 2.6
FY2004 Pro Forma Net Working Capital Amount	1.3(a)
GAAP	9.7
Government Contract	2.20(g)
Governmental Entity	2.4(b)
Guarantees	4.10
Hazardous Materials	2.12(i)
HSR Act	2.4(b)
Indebtedness	9.7
Indemnified Party	7.4
Indemnitor	7.4
Initial Stock Component	1.1(a)(2)
Insurance Policies	2.16(a)
Intellectual Property	2.15(a)
Interim Financial Statements	2.6
Internal Alignment Novations	4.11(b)(i)
IRS	2.11(c)
Joint Venture	2.2(b)
Judgment	2.4(a)
knowledge	9.7
known	9.7
Labor Organization	2.11(e)
Law	2.4(a)
Lease	2.14(b)
Leases	2.14(b)
Letters of Credit	4.10
Licensed Intellectual Property	2.15(b)
Liens	2.2(b)
Lists	3.11(b)
LLC Conversions	9.7
Loss	9.7
Losses	7.2(a)
MAE Deviation	9.7
Material Contracts	2.10(a)
Minimum Claim Threshold	7.6(b)
Multiemployer Plan	2.11(a)
Non-U.S. Employees	2.11(b)
Note Offering Materials	4.14(d)

Section
Novated Contract	7.2(b)(6)
November 2004 Data	2.6
Objection Notice	1.3(b)
OFAC Laws and Regulations	3.11(b)
OSHA	2.12(i)
Other Lists	3.11(b)
Owned Intellectual Property	2.15(a)
Ownership Representations	7.1
Parent	Preamble
PBGC	2.11(c)
Permits	2.8(a)
person	9.7
Pre-Closing Tax Periods	5.1(a)
Preferred Stock Certificates	1.2(b)
Proceeding	2.9
Purchase Price	1.1(a)(2)
RCRA	2.12(i)
Real Estate Sub	Recitals
Real Estate Sub Shares	Recitals
Real Property	2.14(a)
Release	2.12(i)
Rule 144A Offering	4.14(b)
SDN List	3.11(b)
Seller	Preamble
Seller Group	4.13(a)
Seller Indemnified Parties	7.2(b)
Senior Foreign Political Figure	9.7
Software	2.15(c)
Stock Component	1.1(a)(2)
Straddle Period	5.1(a)
Subsidiary	2.2(b)
Tax	2.13(j)
Tax Contest	5.7
Tax Representations	7.1
Tax Return	2.13(k)
Taxes	2.13(j)
Terminated U.S. Employees	4.8(e)
Termination Date	8.1(c)
Terminator Fee	8.3(a)
Third Party	2.15(b)
Third Party Claim	7.5(a)
U.S. Employees	2.11(a)
Violation	2.8(b)
WARN Act	2.11(f)

ii

PURCHASE AGREEMENT

This PURCHASE AGREEMENT, dated as of December 12, 2004 (this “Agreement”), is made by and between Computer Sciences Corporation, a Nevada corporation (“CSC”), and DynCorp, a Delaware corporation and direct, wholly-owned subsidiary of CSC (“DynCorp” or “Seller”), on the one hand, and The Veritas Capital Fund II, L.P., a Delaware limited partnership (“Parent”), and DI Acquisition Corp., a Delaware corporation and direct, wholly-owned subsidiary of Parent (“Acquisition”), on the other hand.

RECITALS

A. DynCorp owns 100% of the issued and outstanding membership interests (the “DI Interests”) of DynCorp International LLC, a Delaware limited liability company (“DI” and together with its direct and indirect Subsidiaries (as hereinafter defined) after giving effect to the Internal Alignment Transactions (as hereinafter defined), the “Dyn International Companies”).

B. Following the execution of this Agreement, CSC, the Seller and certain of their affiliates shall consummate the Internal Alignment Transactions.

C. Parent has formed Acquisition for the purpose of acquiring all of the DI Interests.

D. Prior to Closing, Acquisition will authorize preferred stock (the “Acquisition Preferred Stock”), pursuant to a Certificate of Designations (the “Certificate of Designations”) in accordance with the term sheet attached hereto as Exhibit A.

E. The Seller wishes to sell to Acquisition, and Acquisition wishes to purchase from the Seller, the DI Interests, in exchange for the aggregate consideration described herein.

F. The parties hereto intend to enter into certain agreements governing their relationships after the Closing Date, as contemplated hereby.

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

AGREEMENT

ARTICLE 1

PURCHASE AND SALE

Section 1.1. Purchase and Sale of the DI Interests.

(a) Upon the terms and subject to the conditions of this Agreement, the Seller shall sell, assign, transfer, convey and deliver the DI Interests to Acquisition, and Acquisition shall purchase and acquire the DI Interests from the Seller, free and clear of all Liens (other than those created by, or on behalf of, Acquisition), for the following consideration:

(1) $775,000,000 (the “Cash Component”); and

(2) a number of shares of Acquisition Preferred Stock having an aggregate stated value of $75,000,000 (the “Initial Stock Component”), as adjusted pursuant to Section 1.3(e) below (the “Stock Component” and, together with the Cash Component, the “Purchase Price”).

Section 1.2. Closing.

(a) The sale and purchase of the DI Interests shall take place at a closing (the “Closing”) to be held at a time, place and date mutually agreeable to CSC and Acquisition after the satisfaction or, to the extent permitted by Law (as hereinafter defined), waiver of all conditions to the obligations of the parties set forth in Article 6 (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date), or at such other place or at such other time or on such other date as CSC and Acquisition mutually may agree in writing. The day on which the Closing takes place is referred to as the “Closing Date.”

(b) At the Closing, (1) Acquisition shall (A) deliver or cause to be delivered to the Seller, by wire transfer to a bank account designated in writing by CSC to Acquisition at least two business days prior to the Closing Date, the Cash Component in immediately available funds in United States dollars, and (B) deliver to CSC stock certificates (in such denominations and registered in such name(s) as CSC shall request) (the “Preferred Stock Certificates”) representing the Initial Stock Component, and (2) the Seller shall deliver, and CSC shall cause the Seller to deliver, to Acquisition such instruments of transfer as are necessary to transfer the DI Interests.

Section 1.3. Adjustment to the Stock Component.

(a) As used herein, the following terms shall have the following meanings:

“FY2004 Pro Forma Net Working Capital Amount” shall mean an amount equal to the Net Working Capital of the Dyn International Companies as of April 2, 2004, based on the Unaudited FY2004 Balance Sheet and calculated as set forth on Schedule 1.3(a)(i). The items and adjustments constituting “Net Working Capital” are set forth on Schedule 1.3(a)(i).

“Closing Pro Forma Net Working Capital Amount” shall mean an amount equal to the Net Working Capital of the Dyn International Companies as of the close of business on the day immediately preceding the Closing Date, calculated on the basis set forth on Schedule 1.3(a)(ii), including the adjustments set forth thereon.

“Closing Pro Forma Net Working Capital Shortfall” shall mean the excess, if any, of the FY2004 Pro Forma Net Working Capital Amount over the Closing Pro Forma Net Working Capital Amount.

“Closing Pro Forma Net Working Capital Surplus” shall mean the excess, if any, of the Closing Pro Forma Net Working Capital Amount over the FY2004 Pro Forma Net Working Capital Amount.

(b) Within 60 days after the Closing Date, CSC shall prepare and deliver or cause to be prepared and delivered to Acquisition a schedule showing the calculation of the Closing Pro Forma Net Working Capital Amount (the “Draft Calculations”). The Draft Calculations will be prepared using the items and adjustments set forth on Schedule 1.3(a)(ii), based on the account balances of the Dyn International Companies prepared in accordance with GAAP and in a manner consistent with the preparation of the Unaudited FY2004 Balance Sheet. For the avoidance of doubt, if the day immediately prior to the Closing Date is not the last day of a CSC fiscal month and, as a result, financial data availability is limited (such as due to financial systems limitations) with respect to certain account balances, CSC will roll forward such account balances from its most recent fiscal month-end using reasonable and supportable methodology to derive the applicable account balances for purposes of generating the Draft Calculations. Seller will make available to Acquisition all records and work papers used in preparing or related to the preparation of the Draft Calculations. If Acquisition disagrees with the Draft Calculations or the math used to compute the Draft Calculations (or any amount reflected in the Draft Calculations), it shall, within 30 days after receipt of the Draft Calculations, deliver a notice (an “Objection Notice”) to CSC setting forth in reasonable detail the disputed amount(s), the calculation of such amount(s) and the basis for each disagreement therewith. An Objection Notice may only include disagreements based on matters of fact or departures from those accounting policies and accounting practices included in Schedule 1.3(a)(ii). For the avoidance of doubt, an Objection Notice may not contain (and the parties hereto (and the Firm (as defined below)) shall disregard) any dispute(s) concerning any amount(s) included in the Draft Calculations derived on a basis consistent with the accounting policies and accounting practices set forth on Schedule 1.3(a)(ii) on the basis that a different amount than that set forth in the Draft Calculations may be derived in accordance with an accounting policy or practice that is not set forth on Schedule 1.3(a)(ii). Acquisition and CSC will use commercially reasonable efforts to resolve any disagreements as to the computations of the Draft Calculations, but if they do not obtain a final resolution within 30 days after the Seller has received the Objection Notice, Acquisition and CSC will jointly retain an accounting firm of recognized national standing to be mutually agreed to by CSC and Acquisition (the “Firm”) to resolve any disagreements. Acquisition and CSC will direct the Firm to use its best efforts to render a determination within 60 days of its retention and Acquisition, CSC, and their respective agents will cooperate with the Firm during its engagement. The Firm will consider only those items and amounts in the Draft Calculations set forth in the Objection Notice which Acquisition and CSC are unable to resolve. Acquisition and CSC shall each submit a binder to the Firm promptly (and in any event within 30 days after the Firm’s engagement), which binder shall contain such party’s information, arguments, and support for such party’s position related to the unresolved items contained in the Objection Notice. The Firm shall review such binders and base its determination solely on them and any oral arguments presented to the Firm at the Firm’s election. The Firm’s determination will be based on the definitions of the Closing Pro Forma Net Working Capital Amount, Closing Pro Forma Net Working Capital Surplus and Closing Pro Forma Net Working Capital Shortfall included herein and on the accounting policies and accounting practices described in Schedule 1.3(a)(ii). Absent manifest error, the determination of the Firm will be conclusive and binding upon (and not appealable by) CSC, the Seller, Parent and Acquisition.

(c) The fees and expenses of the Firm to resolve any such dispute shall be paid one-half by CSC (or the Seller) and one-half by Acquisition.

(d) Each of the Closing Pro Forma Net Working Capital Amount and the Closing Pro Forma Net Working Surplus or Closing Pro Forma Net Working Capital Shortfall, as the case may be, shall be deemed to have been finally determined upon the first to occur of:

(i) acceptance by Acquisition of the Draft Calculations,

(ii) Acquisition’s failure to deliver an Objection Notice to CSC within 30 days of receipt of the Draft Calculations,

(iii) resolution by mutual agreement of CSC and Acquisition after CSC’s receipt of a timely delivered Objection Notice or

(iv) notification by the Firm of its final determination thereof.

The Closing Pro Forma Net Working Capital Surplus or Closing Pro Forma Net Working Capital Shortfall, as finally determined pursuant to this Section 1.3(d), are referred to herein as the “Final Net Working Capital Surplus” or “Final Net Working Capital Shortfall”, respectively.

(e) Within five business days after the final determination thereof, CSC will pay to Acquisition or Acquisition will pay to CSC (on behalf of the Seller) the Final Net Working Capital Shortfall or the Final Net Working Capital Surplus, as the case may be. Such payments will be made (A) in the case of Acquisition, by the delivery to CSC of stock certificates (in such denominations and registered in such name(s) as CSC shall request) (the “Additional Preferred Stock Certificates”) representing that number of additional shares of Acquisition Preferred Stock as shall have an aggregate stated value as of the Closing Date equal to the Final Net Working Capital Surplus (subject to adjustment to the payment date as provided in the Certificate of Designations (assuming for this purpose that the Additional Preferred Stock Certificates had been issued to CSC (or its designee) on the Closing Date and held continuously by such person from the Closing Date until the date that payment is made under this Section 1.3)) and (B) in the case of CSC, by delivery to Acquisition of Preferred Stock Certificates, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer stamps, if any, affixed, representing that number of shares of Acquisition Preferred Stock as shall have an aggregate stated value as of the Closing Date equal to the Final Net Working Capital Shortfall.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF CSC AND THE SELLER

Each of CSC and the Seller represents and warrants to Acquisition (on the basis that the consummation of the Internal Alignment Transactions had occurred prior to all dates relevant to such representations and warranties and that all references to the Dyn International Companies in any such representations and warranties are a reference to the Dyn International Companies after giving effect to the consummation of the Internal Alignment Transactions unless the context clearly indicates otherwise) that:

Section 2.1. Organization and Qualification.

(a) DI is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. DI is (to the extent the following concepts are applicable in any relevant jurisdiction) duly qualified (e.g., as a foreign limited liability company or corporation) to do business, and is in good standing, in each jurisdiction in which the character of its properties and assets owned or leased or the nature of its activities makes such qualification necessary, except as set forth on Schedule 2.1 or where the failure to be so qualified would not result in a Company Material Adverse Effect (as hereinafter defined). DI has heretofore made available to Acquisition complete and correct copies of its minute books and its certificate of formation and operating agreement (or similar organizational documents), which are in full force and effect as of the date hereof, and no other organizational documents are applicable to or binding upon it. As used herein, “Company Material Adverse Effect” shall mean any event, circumstance, change or effect (any such item, an “Effect”), individually or in the aggregate, that has had or is reasonably likely to have a material adverse effect on (i) the business, operations, properties, assets, condition (financial or other) or operating results of the Dyn International Companies, taken as a whole, (ii) the ability of CSC or the Seller to perform their respective obligations under this Agreement or (iii) the ability of the Dyn International Companies, taken as a whole, from (A) being eligible to enter into Contracts that are similar to the existing (and actively performed) Material Contracts (as hereinafter defined) with the United States government or any department or agency thereof or (B) retaining any security clearances reasonably necessary for the performance of existing (and actively performed) Material Contracts with the United States government or any department or agency thereof; provided that in no event shall any of the following be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or could be, a Company Material Adverse Effect for purposes of clause (i) and (iii) above: (a) any Effect to the extent resulting from the transactions contemplated by this Agreement or the announcement or pendency thereof (including, without limitation, any (1) actions by clients or competitors, (2) loss of personnel or clients, or (3) the delay or cancellation of orders for services and products), (b) any failure, or prospective failure, of any Dyn International Company to meet booking, revenue or earnings projections or targets, in and of themselves, (c) any Effect that results from conditions generally affecting the industries and markets in which any of the Dyn International Companies operate or the economy or political environment of any country where such person has conducted operations, (d) any Effect that results from conditions affecting general worldwide economic, business or capital markets conditions, (e) any Effect that results from changes in Laws after the date hereof, and (f) any Effect resulting from acts of war (whether or not declared), sabotage or terrorism, military actions or the escalation thereof or other force majeure events occurring after the date hereof.

(b) CSC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. CSC is (to the extent the following concepts are applicable in any relevant jurisdiction) duly qualified (e.g., as a foreign corporation) to do business, and is in good standing, in each jurisdiction in which the character of its properties and assets owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not result in a Company Material Adverse Effect.

(c) Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. Seller is (to the extent the following concepts are applicable in any relevant jurisdiction) duly qualified (e.g., as a foreign corporation) to do business, and is in good standing, in each jurisdiction in which the character of its properties and assets owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not result in a Company Material Adverse Effect.

Section 2.2. Subsidiaries and Joint Ventures.

(a) Schedule 2.2(a) sets forth a complete and accurate list of the name, jurisdiction of incorporation or formation and capitalization of each of DI’s direct and indirect Subsidiaries (as hereinafter defined) and the Joint Ventures (as hereinafter defined) immediately prior to the Closing, including the interest of DI and its direct and indirect Subsidiaries therein. Other than as set forth in Schedule 2.2(a) or Schedule 2.2(b), immediately prior to the Closing, DI will not own of record, or beneficially own, directly or indirectly, (i) any shares of outstanding capital stock or securities convertible into or exchangeable or exercisable for capital stock of any other corporation or (ii) any participating interest in any partnership, joint venture or other similar non-corporate business enterprise. Each of the Subsidiaries and, to the knowledge of CSC and the Seller, each of the Joint Ventures, immediately prior to the Closing will be a corporation, partnership, limited liability company or other entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate, partnership or limited liability company power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of the Subsidiaries and, to the knowledge of CSC and the Seller, each of the Joint Ventures, immediately prior to the Closing, will be (to the extent the following concepts are applicable in any relevant jurisdiction) duly qualified (e.g., as a foreign limited liability company or corporation) to do business and in good standing, in each jurisdiction in which the character of its properties and assets owned or leased or the nature of its activities makes such qualification necessary, except as set forth on Schedule 2.2(a) or where the failure to be so qualified would not result in a Company Material Adverse Effect. The Seller has heretofore made available to Acquisition complete and correct copies of the minute books and the charter and bylaws (or other organizational documents) of all of the Subsidiaries and Joint Ventures, which organizational documents are in full force and effect as of the date hereof, and no other organizational documents are applicable to or binding upon such Subsidiaries and Joint Ventures.

(b) Except as set forth on Schedule 2.2(b) or Schedule 2.5(b), immediately prior to the Closing, all of the outstanding shares of capital stock of, or other ownership interests in, each of the Subsidiaries, and all of the outstanding shares of capital stock of, or other ownership interests in, each of the Joint Ventures that are owned by a Dyn International Company, will be duly authorized, validly issued or granted and, with respect to corporations, fully paid and nonassessable (and no such shares will have been issued in violation of any preemptive or similar rights) and will be owned by a Dyn International Company free and clear of any pledges, liens, claims, charges, encumbrances, adverse claims, mortgages, security interests or similar interests, options, call rights, rights of first refusal or “tag” or “drag” along rights (“Liens”).

For purposes of this Agreement, (1) the term “Subsidiary” shall mean, with respect to DI or, if the context of this Agreement requires (e.g., in Article 3 hereof), with respect to Acquisition, (a) any person in which securities or other ownership interests having ordinary voting power or right to elect a majority of the board of directors, boards of managers (or in the absence thereof, managing members), or other persons performing similar functions are at the time owned by such person and/or one or more other of its Subsidiaries or (b) any person in which DI or Acquisition, as the case may be, directly or indirectly, owns an equity interest and the accounts of which are required by GAAP to be consolidated with DI’s or Acquisition’s consolidated financial statements, as applicable, and (ii) the term “Joint Venture” shall mean, with respect to any of the Dyn International Companies, any person in which such company, directly or indirectly, owns an equity interest that does not have the voting power or right under ordinary circumstances to elect a majority of the board of directors, board of managers (or in the absence thereof, managing members) or other persons performing similar functions.

Section 2.3. Authority Relative to this Agreement. Each of CSC and the Seller has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the respective Boards of Directors of CSC and the Seller and no other corporate proceedings on the part of CSC or the Seller is necessary to authorize this Agreement or the Ancillary Agreements or to consummate the transactions contemplated hereby or thereby. This Agreement and the Ancillary Agreements have been or will be duly and validly executed and delivered by CSC and the Seller and, assuming due and valid authorization, execution and delivery thereof by Parent and Acquisition, constitutes a valid, legal and binding agreement of CSC and the Seller, enforceable against CSC and the Seller in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

Section 2.4. Noncontravention; Consents and Approvals.

(a) The execution and delivery of this Agreement (and the Ancillary Agreements) by CSC and the Seller does not (will not) and the consummation by CSC and the Seller of the transactions contemplated hereby (and thereby) will not (i) conflict with any provision of the certificate of incorporation or bylaws (or similar organizational documents) of CSC or the Seller or any of the Dyn International Companies or the Joint Ventures; (ii) except as set forth on Schedule 2.4(a), conflict with, result (with the giving of notice or the lapse of time or both) in any violation of or default or loss of a benefit under, or permit the acceleration or termination of any obligation under, any material loan or credit agreement, note, bond, mortgage, indenture, lease or other material agreement, obligation or commitment, instrument or license to which any of the Dyn International Companies is now a party or by which any of the Dyn

International Companies or any of their respective properties or assets is bound; (iii) subject to the filings and other matters referred to in Section 2.4(b), violate any national, foreign, federal, state, provincial or local law, rule, regulation, statute, ordinance, guideline, code or other legally enforceable requirement (including common law) (“Law”) applicable to CSC, the Seller or any of the Dyn International Companies, or any of their respective properties or any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative, of any Governmental Entity (“Judgment”), applicable to CSC, the Seller or any of the Dyn International Companies currently in effect; or (iv) result in the creation or imposition of any Lien upon the DI Interests or upon any asset of any of the Dyn International Companies, other than, (1) in the case of clauses (ii) and (iii) above, such as would not, individually or in the aggregate, result in a Company Material Adverse Effect and (2) in the case of clause (iv) above, such Liens as may be incurred in connection with Acquisition’s financing of the transactions contemplated hereby.

(b) No consent, approval, order or authorization of, or declaration, registration or filing with, or notice to, any nation or government or multinational body, any state, agency, commission or other political subdivision thereof or any entity (including a court or arbitration tribunal) exercising executive, legislative, judicial, regulatory or administration functions of or pertaining to government (“Governmental Entity”) is required to be made or obtained by CSC, the Seller or any of the Dyn International Companies in connection with the execution and delivery of this Agreement and the Ancillary Agreements by CSC and the Seller or the consummation by CSC and the Seller of the transactions contemplated hereby and thereby, except for (i) compliance by CSC and the Seller with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or similar statutes or regulations of foreign jurisdictions, (ii) any compliance as may be required by any applicable federal or state securities or “blue sky” laws, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as are listed on Schedule 2.4(b); (iv) such consents, approvals, orders, authorizations, declarations, registrations, filings or notices which may be required because of the nature or business of Parent or Acquisition or any of their affiliates; and (v) such consents, approvals, orders or authorizations which if not obtained, or registrations, declarations or filings which if not made, would not have a Company Material Adverse Effect.

Section 2.5. Capitalization.

(a) The Seller owns, beneficially and of record, all of the DI Interests free and clear of all Liens.

(b) Except as set forth on Schedule 2.5(b), none of the Dyn International Companies or, to the knowledge of CSC and the Seller, none of the Joint Ventures, has or is subject to or bound by any outstanding proxy, voting agreement, option, warrant, call, subscription, convertible security, stock appreciation or other similar right (including any preemptive or similar right), agreement or commitment (contingent or other) which (x) obligates any of the Dyn International Companies or the Joint Ventures to issue, sell or transfer, register under the Securities Act or repurchase, redeem or otherwise acquire, any capital stock, equity securities, voting securities or securities convertible into or exchangeable for capital stock or equity or voting securities of one of the Dyn International Companies or Joint Ventures, as applicable, (y) restricts the transfer of any shares of capital stock or equity or voting securities of the Dyn International Companies or the Joint Ventures, or (z) relates to the holding, voting or disposition of any shares of capital stock of any of the Dyn International Companies or Joint Ventures. Except as set forth on Schedule 2.2(b) or Schedule 2.5(b), there is not any commitment of any of the Dyn International Companies or, to the knowledge of CSC and the Seller, any of the Joint Ventures to distribute to holders of any class of the Dyn International Companies’ capital stock or equity or voting securities any evidences of indebtedness or assets. None of the Dyn International Companies or, to the knowledge of CSC and the Seller, none of the Joint Ventures, (i) has any obligation (contingent or other) to pay any dividend or make any other distribution in respect of capital stock or equity or voting securities of one of the Dyn International Companies or Joint Ventures, as applicable or (ii) is a party to or aware of any agreement relating to the holding, voting or disposition of any shares of capital stock or equity or voting securities of one of the Dyn International Companies or Joint Ventures, as applicable.

(c) Except as set forth on Schedule 2.2(b) or Schedule 2.5(c) , none of the Dyn International Companies has entered into any commitment or agreement, or are otherwise obligated, to contribute capital, loan money or otherwise provide funds or make additional investments in any Subsidiary, Joint Venture or other person.

(d) The delivery to Acquisition of the DI Interests pursuant to the provisions of this Agreement will transfer to Acquisition good and valid title to 100% of all of the membership interests of DI, free and clear of all Liens (other than those created by, or on behalf of, Acquisition).

Section 2.6. Financial Statements. When delivered to Acquisition pursuant to Section 4.14 of this Agreement, (a) the audited consolidated balance sheets of the Dyn International Companies as of April 2, 2004 (the “FY2004 Balance Sheet”) and March 28, 2003, and the related consolidated statements of income (the “FY2004 Income Statement”), stockholders’ equity and cash flows for each of the fiscal years ended April 2, 2004 and March 28, 2003 (the “Audited Financial Statements”); (b) the unaudited consolidated balance sheets of the Dyn International Companies as of October 1, 2004 and September 26, 2003 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the six months then ended (the “Interim Financial Statements”), and (c) the unaudited capsule income statement data for the twelve months ended November 30, 2004 (the “November 2004 Data” and, together with the Interim Financial Statements and the Audited Financial Statements, the “Financial Statements”), (i) shall have been prepared in accordance with the books and records of the Dyn International Companies, as adjusted to give effect to the consummation of the Internal Alignment Transactions; (ii) shall have been prepared in accordance with GAAP consistently applied throughout the periods covered (except as may be indicated in the report of the Auditors or in the notes thereto), subject, in the case of the Interim Financial Statements and November 2004 Data, to year-end adjustments and the absence of certain footnote disclosures; and (iii) shall present fairly the financial position and results of operations of the Dyn International Companies at and for the fiscal periods indicated therein.

Section 2.7. Absence of Certain Changes or Events. Except as (i) disclosed in the filings of CSC with the Securities and Exchange Commission (the “Commission”) between June 15, 2004 and the date hereof (the “CSC SEC Filings”) pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) set forth on

Schedule 2.7 or (iii) as contemplated by this Agreement, since April 2, 2004, (a) the Dyn International Companies and, to the knowledge of CSC and the Seller, each of the Joint Ventures, have conducted their respective businesses in the ordinary course of business consistent with past practices and (b) there has not occurred any Company Material Adverse Effect.

Section 2.8. Compliance with Laws; No Default.

(a) Each of the Dyn International Companies holds all permits, licenses, certificates, approvals, franchises or other governmental authorizations necessary in the United States to the ownership of its properties or to the conduct of its business as presently conducted and at each location in the United States where such business is being conducted, other than such permits, licenses, certificates, approvals, franchises or other governmental authorizations which the failure to hold would not, individually or in the aggregate, result in a Company Material Adverse Effect (the “Permits”), except that no representation or warranty is made in this Section 2.8 with respect to Environmental Permits (as defined in Section 2.12 below) or with respect to the matters set forth in Sections 2.1, 2.2 or 2.20. Except as set forth on Schedule 2.8(a), (i) all such Permits are in full force and effect and are validly held by a Dyn International Company, (ii) the Dyn International Companies are in material compliance with the terms of such Permits and the Dyn International Companies have not engaged in any activity that would cause or permit the revocation of or suspension of any such Permit, (iii) none of the Dyn International Companies has received any written warning or notice from or on behalf of any Governmental Entity that remains unresolved regarding any default by the Dyn International Companies or the revocation or suspension of any such Permit, (iv) none of such Permits will be subject to any suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the Ancillary Agreements by CSC and the Seller or the consummation by CSC and the Seller of the transactions contemplated hereby and thereby. Except as set forth in Schedule 2.8(a) ), none of the Dyn International Companies is in material default under or in material violation of (i) any order of any Governmental Entity or arbitration board or tribunal or (ii) any Law, including the Foreign Corrupt Practices Act of 1977, as amended.

(b) Except as set forth on Schedule 2.8(b), no violation of, default or event of default under, loss of benefit under, or right to terminate or accelerate (a “Violation”) exists with respect to (and no event has occurred which, with notice or the lapse of time or both, would constitute a Violation of) any term, condition or provision of (i) the certificate or articles of incorporation or by-laws (or other organizational documents) of the Dyn International Companies, or (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, obligation or commitment, instrument or license to which the any of the Dyn International Companies is now a party or by which any of the Dyn International Companies or any of their respective properties or assets is bound except in the case of (i) and (ii) for Violations which, individually or in the aggregate, would not be reasonably likely to result in a Company Material Adverse Effect.

Section 2.9. Litigation. Other than as set forth on Schedule 2.9, no action, suit, investigation, claim or judicial, legal, administrative, arbitral or other proceeding (each, a “Proceeding”) is pending against any of the Dyn International Companies or, to the knowledge of CSC and the Seller, the Joint Ventures or their respective properties, before any Governmental

Entity or arbitration board or tribunal, either alone or together with other related actions, that (i) if adversely determined, could reasonably be expected to result in damages in excess of $5 million or (ii) requests material injunctive relief, and, to the knowledge of CSC and the Seller, no Proceeding meeting the requirements of the foregoing clauses (i) or (ii) that could reasonably be expected to be adversely determined has been threatened. Except as publicly disclosed in the CSC SEC Filings or as set forth on Schedule 2.9, none of the Dyn International Companies or, to the knowledge of CSC and the Seller, the Joint Ventures, is subject to any outstanding Judgment which, individually or in the aggregate, would be reasonably likely to result in a Company Material Adverse Effect. With respect to Proceedings disclosed in the CSC SEC Filings filed between June 15, 2004 and the date of this Agreement, there have not been any material developments with respect thereto, except as disclosed in the CSC SEC Filings filed prior to the date of this Agreement.

Section 2.10. Material Contracts.

(a) Schedule 2.10(a) sets forth a true and complete list of all Contracts of the following nature that are to be performed in whole or in part by any Dyn International Company (or under which such Dyn International Company may have a material contingent obligation to be performed) at or after the date of this Agreement (collectively with the DI Transferred Contracts (as hereinafter defined) and the DTSAS Government Contracts (as hereinafter defined), but excluding the Excluded Contracts (as hereinafter defined), the “Material Contracts”):

(i) each Contract of the Dyn International Companies that would have been required to be filed as an exhibit to an annual report of DI on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K of the Securities Act were DI (x) the ultimate parent company of all of the Dyn International Companies and (y) subject to the requirements of Section 13 or Section 15(d) of the Exchange Act as of the date hereof;

(ii) Contracts that materially restrict any of the Dyn International Companies from competing in any line of business or with any person in any geographical area, other than the “teaming” agreements entered into in connection with joint bids for Contracts and which only impose restrictions relating to such bid or Contract;

(iii) (A) Contracts to which any of the Dyn International Companies is a party involving (1) the acquisition, merger or purchase of all or substantially all of the assets or business of any person involving aggregate consideration of $10 million or more, (2) the purchase or sale of assets, or a series of purchases and sales of assets, involving aggregate consideration of $5 million or more, or (3) the grant to any person of any preferential rights to purchase any material amount of its assets and (B) Contracts under which any of the Dyn International Companies may have any continuing indemnification obligation or any other contingent liability that could reasonably be expected to exceed $5 million (except, in the case of both (A) and (B) above, customer Contracts entered into in the ordinary course of business consistent with past practice);

(iv) Contracts involving the receipt of, or payment by, any Dyn International Company of amounts in excess of $10 million per Contract during the current fiscal year of the Dyn International Companies or $50 million over the remaining life of such Contract;

(v) Contracts (including loan agreements, credit agreements, notes, bonds, mortgages or other agreements, indentures or instruments) to which any of the Dyn International Companies is a party, relating to the borrowing of money, letters of credit, capital lease obligations, or interest rate or currency hedging activities;

(vi) Contracts to which any of the Dyn International Companies is a party that require such company to indemnify another person for any material Environmental Claim or any other material liability or cost with respect to any Environmental Law;

(vii) Contracts to which any of the Dyn International Companies is a party that would prohibit or delay any of the transactions contemplated by this Agreement;

(viii) union Contracts and collective bargaining agreements required to be set forth on Schedule 2.11(d);

(ix) employment and consulting Contracts required to be disclosed to Acquisition pursuant to Section 2.11(g)(ii) or (iii);

(x) Contracts providing for indemnification of any officer or director of any of the Dyn International Companies that are required to be set forth on Schedule 2.16(a);

(xi) joint venture, partnership, limited liability company or other Contracts involving a sharing of profits, losses, costs, or liabilities by the Dyn International Companies with any other person or relating to any ownership or equity interest of the Dyn International Companies with respect to any Joint Venture identified on Schedule 2.2(a) ; and

(xii) Contracts not otherwise described in any of clauses (i) through (xi) above that are material to the Dyn International Companies, taken as a whole.

(b) Schedule 2.10(b) sets forth a true and complete list of all Contracts to which CSC or any of its Subsidiaries (other than the Dyn International Companies) is a party or is otherwise bound that are scheduled to be transferred to the Dyn International Companies pursuant to the Internal Alignment Transactions (the “DI Transferred Contracts”).

(c) Schedule 2.10(c) sets forth a true and complete list of all Contracts that CSC or any of its Subsidiaries have transferred to DTSAS or Dyn Marine prior to the date of this Agreement that any Governmental Entity may require a novation following the date hereof (the “DTSAS Government Contracts”).

(d) Schedule 2.10(d) sets forth a true and complete list of all Contracts to which any of the Dyn International Companies is a party or are otherwise bound that are currently expected to be transferred to CSC or an affiliate thereof pursuant to the Internal Alignment Transactions (the “Excluded Contracts”).

(e) Each Material Contract is valid and binding on the Dyn International Company party thereto and is in full force and effect, and such Dyn International Company and, to the knowledge of CSC and the Seller, each other party thereto, has performed in all material respects all obligations required to be performed by it to date under such Material Contract. Except as set forth on Schedule 2.10(e), since April 2, 2004, none of CSC, the Seller or the Dyn International Companies has received written notice of any material violation or default under any Material Contract by the Dyn International Companies, as the case may be, nor do CSC or the Seller have any knowledge of any such violation or default by any other party to a Material Contract. Original or true, correct and complete copies of all Material Contracts have been made available to Acquisition.

(f) With respect to each of the Joint Ventures, CSC and the Seller have disclosed and made available to Acquisition original or true, correct and complete copies of all Contracts to which the any of the Dyn International Companies or any of the Joint Ventures is a party that contain any change in control provisions that may be triggered as a result of the transactions contemplated by this Agreement, put options or call options related to the interests in the Joint Venture, rights of first refusal or other similar provisions or any provisions that are reasonably likely to affect the ability of Acquisition together with the remaining co-owners of each such entity, to direct and control such entity’s business operations as a result of the consummation of the transactions contemplated hereby. Except as set forth on Schedule 2.10(f), to the knowledge of CSC and the Seller, no Joint Venture has any material liability for which the Dyn International Companies may be held liable.

Section 2.11. Employee Benefit Plans; Labor Matters.

(a) Schedule 2.11(a) lists all material “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including, without limitation, multiemployer plans within the meaning of Section 3(37) of ERISA (each a “Multiemployer Plan”), and all material bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance employment, change-in-control, employee loan and other similar fringe or employee benefit plans, programs or arrangements, and any severance agreements, written or otherwise that, as of the Closing Date, will be maintained, sponsored or contributed to by any one of the Dyn International Companies (including, for the avoidance of doubt, the Bifurcated Plans) for the benefit of (A) current employees (the “U.S. Employees”) of any Dyn International Company that is a U.S. entity or (B) Terminated U.S. Employees (as defined in Section 4.8(d) below) (collectively, the “Employee Plans”). CSC and the Seller have made available to Acquisition in respect of each Employee Plan a copy of (A) the most recent plan document and all amendments thereto (including, in the case of any Employee Plan not set forth in writing, a written description thereof), any related trust document, and any adoption agreement, (B) the most recent summary plan description, and (C) the most recent service agreement and most current insurance policy or contract.

(b) Schedule 2.11(b)(i) lists all material welfare, retirement, bonus, or other benefit plans or programs, whether sponsored by the Dyn International Companies or required by law, as well as all foreign collective bargaining, Works Council or similar labor agreements (the “Foreign Benefit Plans”) in which, as of the Closing Date, employees (the “Non-U.S. Employees”) of the Dyn International Companies that are not U.S. entities participate or by which the Non-U.S. Employees are covered. Schedule 2.11(b)(i) also lists the employee policies and practices applicable to the Non-U.S. Employees. Except as set forth on Schedule 2.11(b)(ii), none of the Dyn International Companies maintains any Employee Plan that is subject to any law, regulation, or jurisdiction outside the United States. Except as set forth on Schedule 2.11(b)(iii), (i) all Foreign Benefit Plans have, in all material respects, been established, maintained and administered in compliance with their terms and all applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs and regulations of any controlling Governmental Entity; (ii) all Foreign Benefit Plans that are required to be funded are fully funded, and with respect to all other Foreign Benefit Plans, adequate reserves therefor have been established on the accounting statements of the applicable Dyn International Company in accordance with GAAP as of the Closing Date; and (iii) no material liability or obligation, including but not limited to any severance obligation, of any of the Dyn International Companies exists, or is reasonably expected to exist, as a result of the transactions contemplated by this Agreement.

(c) Except as disclosed on Schedule 2.11(c), (i) none of the Dyn International Companies has an obligation to provide for continuing health benefits or coverage for U.S. Employees or Terminated U.S. Employees under any Employee Plan except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”); (ii) none of the Employee Plans is a Multiemployer Plan, a “multiple employer plan” as such term is defined in Section 4063 or 4064 of ERISA, or subject to Title IV of ERISA; (iii) no officer, director or employee of any of the Dyn International Companies has committed a material breach of any responsibility or obligation imposed upon fiduciaries by Title I of ERISA with respect to any Employee Plan; (iv) all Employee Plans are in compliance in all material respects both with their terms and with the requirements prescribed by all Laws currently in effect with respect thereto, and the Dyn International Companies have performed all material obligations required to be performed by them under, are not in any material respect in default under or in violation of, and have no knowledge of any material default or violation by any other party with respect to, any of the Employee Plans; (v) each Employee Plan that is intended to qualify under Section 401(a) of the Code and each trust that is intended to qualify under Section 501(a) of the Code has received a determination letter from the Internal Revenue Service (“IRS”) that each such plan and trust is so qualified, an application for such letter timely has been filed and is currently pending before the IRS, or the remedial amendment period or other applicable period to file such an application has not yet expired, and no event has occurred and no condition or circumstance existed or exists that reasonably may be expected to result in the disqualification of such Employee Plan that may not be corrected through the IRS Employee Plans Compliance Resolution System (or successor thereto); (vi) other than routine claims for benefits, there is no action, suit or claim pending or, to the knowledge of CSC and the Seller, threatened, involving any Employee Plan by any person against such Employee Plan or any of the Dyn International Companies, and, to the knowledge of CSC and the Seller, no facts or circumstances exist that could give rise to any such action, suit or claim; (vii) there is no ongoing, pending or, to the knowledge of CSC and the Seller, threatened claim, investigation, audit or other administrative proceeding involving any Employee Plan by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), or any other Governmental Entity; (viii) except as set forth on Schedule 2.11(c)(viii), each of the Employee Plans that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA can be terminated by the Dyn International Companies upon thirty (30) days notice to participants; (ix) with respect to any Employee Plan that is a “group health plan” as such term is defined in Section 5000(b)(i) of the Code, the Dyn International Companies have complied in all material respects with the provisions of Part 6 of Title I of ERISA and Sections 4980B, 9801, 9802, 9811 and 9812 of the Code; (x) to the knowledge of CSC and the Seller, no event has occurred and no condition exists that would subject any of the Dyn International Companies, either directly or by reason of their affiliation with any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any tax, fine, lien, penalty or other liability imposed by ERISA or the Code; (xi) for each Employee Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; and (xii) no prohibited transaction (within the meaning of Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Employee Plan of which CSC or the Seller have knowledge or reasonably could be expected to know.

(d) Except as disclosed on Schedule 2.11(d), with respect to any Multiemployer Plan to which any of the Dyn International Companies or any member of their Controlled Group has any liability or contributes (or has at any time contributed or had an obligation to contribute), to the knowledge of CSC and the Seller: (i) none of the Dyn International Companies has incurred any material withdrawal liability under Title IV of ERISA as of the Closing Date that remains unsatisfied or would be subject to such liability if, as of the Closing Date, any of the Dyn International Companies or any member of their Controlled Group were to engage in a complete withdrawal (as defined in Section 4203 of ERISA) or partial withdrawal (as defined in Section 4205 of ERISA) from any such Multiemployer Plan; and (ii) no such Multiemployer Plan is in reorganization or insolvent (as those terms are defined in Sections 4241 and 4245 of ERISA, respectively).

(e) Except as set forth on Schedule 2.11(e), none of the U.S. Employees is covered by any collective bargaining agreement or other labor agreement with any union, labor organization, employee group or association or works council (each, a “Labor Organization”) or is subject to any work rules or practices agreed to with any Labor Organization and, to the knowledge of CSC and the Seller, there has not been any material activity or proceeding of any Labor Organization to organize any such U.S. Employees. Except as set forth on Schedule 2.11(e), in connection with the U.S. Employees: (i) there are no unfair labor practice charges or complaints against the Dyn International Companies pending before the National Labor Relations Board; (ii) there are no labor strikes, slowdowns or stoppages actually pending or, to the knowledge of CSC and the Seller, threatened against or affecting the Dyn International Companies; (iii) there are no representation claims or petitions pending before the National Labor Relations Board or any other Governmental Entity regarding the Dyn International Companies; (iv) there are no material pending grievances and there are no material arbitration proceedings against the Dyn International Companies that arose out of or under any collective bargaining agreement or other labor agreement; (v) to the knowledge of CSC and the Seller, no material charges or complaints with respect to or relating to the Dyn International Companies are pending before, the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices; (vi) except for matters that have been resolved, none of the Dyn International Companies has received notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to the Dyn International Companies; and (vii) no Proceedings that CSC or the Seller reasonably believe may result in material liabilities are pending against the Dyn International Companies in any forum by or on behalf of any U.S. Employee or Terminated U.S. Employee, any applicant for employment or director of the Dyn International Companies alleging that the Dyn International Companies engaged in any conduct that constitutes, or could reasonably be expected to constitute, a breach of any express or implied contract of employment, any laws governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship and, to the knowledge of CSC and the Seller, no such Proceedings that would reasonably be regarded by CSC or the Seller to result in a Company Material Adverse Effect have been threatened in writing.

(f) Except as set forth on Schedule 2.11(f), during the past 90 days, none of the Dyn International Companies has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)) or (ii) a “mass layoff” (as defined in the WARN Act), nor has any of the Dyn International Companies been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar Law that will have resulted in a Company Material Adverse Effect. The Dyn International Companies do not expect to incur any material liability under the WARN Act prior to the consummation of the transactions contemplated by this Agreement.

(g) CSC and the Seller have made available to Acquisition (i) a schedule listing all officers and members of senior management of the Dyn International Companies including each individual’s job title, current salary and target bonus; (ii) copies of all employment agreements with officers and members of senior management of the Dyn International Companies; (iii) copies of all agreements with any former employee of the Dyn International Companies obligating any of the Dyn International Companies to make annual cash payments after the Closing Date in an aggregate amount exceeding $100,000; (iv) copies (or descriptions) of all current and proposed severance agreements, programs and policies of each of the Dyn International Companies with or relating to its employees; and (v) copies of all plans, programs, agreements and other arrangements of each of the Dyn International Companies with or relating to its employees that contain change in control or other provisions that may be triggered as a result of the transactions contemplated by this Agreement. CSC and the Seller previously have delivered to Acquisition a list of all individuals who hold employee options to purchase the capital stock of CSC, along with the number of options held by each such individual and the number of such options that are vested, in each case as of the date indicated therein.

Section 2.12. Environmental Laws and Regulations. Except as described on Schedule 2.12:

(a) To the knowledge of CSC and the Seller, the Dyn International Companies are in material compliance with Environmental Laws with respect to both their operations and Real Property;

(b) The Dyn International Companies have obtained and possess all material Permits which are required under Environmental Laws of the United States to operate the facilities and conduct its business as it is presently conducted (collectively, the “Environmental Permits”) and are in material compliance with all such Environmental Permits;

(c) No loss of any Environmental Permit is pending, or, to the knowledge of CSC and the Seller, threatened, except for the normal expiration in accordance with the terms thereof;

(d) Neither CSC nor the Seller has knowledge or notice of any threatened or pending material Environmental Claim against the Dyn International Companies that involve any Real Property or facility of the Dyn International Companies;

(e) To the knowledge of CSC and the Seller, no material Environmental Claims are pending against any Seller or the Dyn International Companies related to any facilities that may have received Hazardous Materials generated, transported or for which disposal was arranged by the Dyn International Companies;

(f) To the knowledge of CSC and the Seller, there has been no Release at any of the Real Property or, to the knowledge of CSC and the Seller, at any off-site treatment, storage or disposal facility which received Hazardous Materials generated, transported or for which disposal was arranged by the Dyn International Companies, which is reasonably likely to result in material Environmental Liabilities;

(g) To the knowledge of CSC and the Seller, CSC and the Seller have made available to Purchaser true and complete copies of all Environmental Permits, and all environmental reports, studies, investigations, and site assessments affecting the business of the Dyn International Companies or any of the Real Property, facilities or operations that are in possession of CSC or the Seller; and

(h) To the knowledge of CSC and the Seller, none of the items listed on Schedule 2.12 is reasonably likely to result in a Company Material Adverse Effect.

(i) For purposes of this Agreement, the terms below shall have the following meanings:

“Environmental Claim(s)” shall mean any complaint, summons, citation, notice, demand, directive, order, claim, litigation, investigation, notice of violation, judicial or administrative proceeding, judgment, letter or other written communication by or from any Governmental Entity or any third party relating to actual or alleged (i) violations of Environmental Laws, (ii) Releases or threatened Releases of Hazardous Materials from or at any properties presently or formerly owned or operated by the Dyn International Companies, or from or at any facilities which received Hazardous Materials used, handled, generated, transported or disposed of by the Dyn International Companies, or (iii) personal injury (including wrongful death) or property damage (real or personal) arising out of exposure to Hazardous Materials used, handled, generated, transported or disposed by the Dyn International Companies.

“Environmental Law(s)” shall mean the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. 9601 et seq., as amended; the Resource Conservation and Recovery Act (“RCRA”), 42 U.S.C. 6901 et seq., as amended; the Clean Air Act (“CAA”), 42 U.S.C. 7401 et seq., as amended; the Clean Water Act (“CWA”), 33 U.S.C. 1251 et seq., as amended; the Occupational Safety and Health Act (“OSHA”), 29 U.S.C. 655 et seq., and any other Laws relating to or imposing liability or establishing standards of conduct for protection of health and the environment.

“Environmental Liabilities” shall mean any monetary obligations, losses, liabilities (including strict liability), damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable out-of-pocket fees, disbursements and expenses of counsel, out-of-pocket expert and consulting fees, and out-of-pocket costs for environmental site assessments, remedial investigations and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any Environmental Claim.

“Hazardous Materials” shall include (a) any element, compound, or chemical that is defined, listed or otherwise classified as a contaminant, pollutant, toxic pollutant, toxic or hazardous substances, extremely hazardous substance or chemical, hazardous waste, medical waste, biohazardous or infectious waste, special waste, or solid waste under Environmental Laws; (b) petroleum, petroleum-based or petroleum-derived products; (c) polychlorinated biphenyls; (d) any waste exhibiting a hazardous waste characteristic including corrosivity, ignitibility, toxicity or reactivity, as well as any radioactive or explosive materials; and (e) any raw materials containing Hazardous Materials including asbestos, provided that Hazardous Materials shall not include (i) asbestos-containing materials except for asbestos-containing materials that are known by a Seller Party to be damaged and friable at the time of Closing, (ii) radon gas or (iii) naturally occurring substances.

“Release” shall have the meaning ascribed to that term under CERCLA (42 U.S.C. § 9601(22)) or any other Environmental Law.

Section 2.13. Taxes.

(a) Except as set forth on Schedule 2.13(a), each of the Dyn International Companies has (i) timely filed all Tax Returns required to be filed by it, which Tax Returns were true, correct and complete in all material respects, (ii) timely paid all material Taxes that are due and payable by it (other than Taxes that are being contested in good faith by appropriate proceedings), and (iii) complied in all material respects with all Laws relating to the payment and withholding of Taxes and has timely withheld from employee wages and paid over to the proper Governmental Entities all material amounts required to be so withheld and paid over.

(b) Except as set forth on Schedule 2.13(b), there is no deficiency, claim, audit, action, suit, proceeding or investigation now pending or, to the knowledge of CSC and the Seller, threatened against or with respect to any of the Dyn International Companies in respect of any Taxes.

(c) Except as set forth on Schedule 2.13(c), none of the Dyn International Companies has participated in an international boycott within the meaning of Section 999 of the Code.

(d) Schedule 2.13(d) sets forth a list of all foreign jurisdictions in which, to the knowledge of CSC and the Seller, any of the Dyn International Companies is subject to Tax, is engaged in business or has a permanent establishment.

(e) Except as set forth on Schedule 2.13(e), none of the Dyn International Companies has executed or entered into with the IRS or any taxing authority (i) any agreement or other document extending or having the effect of extending the period for assessment or collection of any Tax for which any of the Dyn International Companies would be liable, which period has not since expired, or (ii) a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision thereof or any similar provision of foreign, state or local Tax law that relates to the assets or operations of any such company.

(f) Except as set forth on Schedule 2.13(f), none of the Dyn International Companies is a party to any agreement providing for the allocation or sharing of, or indemnification for, any material Tax.

(g) Since its formation, DI has been taxed as a disregarded entity for income tax purposes and no elections have been made or will be made prior to the Closing to treat DI as a corporation for any income tax purposes.

(h) There are no liens on any of the assets of the Dyn International Companies that arose in connection with any failure (or alleged failure) to pay any Tax.

(i) None of the Dyn International Companies has agreed to, or is required to include in income, any adjustment pursuant to Section 481 of the Code by reason of a change in accounting method or otherwise.

(j) For purposes of this Agreement, “Tax” (and with correlative meaning, “Taxes”) shall mean all federal, state, local, foreign or other net income, gross income, gross receipt, franchise, sales, use, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, alternative or add-on minimum, stamp, occupation, premium, environmental or windfall profits taxes, and other taxes, charges, fees, levies, imposts, customs, duties, licenses or other assessments, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

(k) For purposes of this Agreement, “Tax Return” means all returns, estimates, information statements and reports relating to Taxes required to be filed with any taxing authority.

Section 2.14. Title to Properties; Absence of Liens and Encumbrances.

(a) None of the Dyn International Companies owns any real property. Schedule 2.14(a) sets forth a true, correct and complete list of all material real property interests held by the Dyn International Companies (collectively, the “Real Property”), and includes the address of the property, the name and address of the parties to any such leases, the expiration date of any such leases, the monthly rent as of the date hereof paid under any such leases and any additional rent currently payable under any such leases.

(b) With respect to the Real Property leased by the Dyn International Companies, to the knowledge of CSC and the Seller, except as otherwise provided on Schedule 2.14(b), (i) each of the agreements by which one of the Dyn International Companies has obtained a leasehold interest in such Real Property (individually, a “Lease” and collectively, the “Leases”) is in full force and effect in accordance with its respective terms and one of the Dyn International Companies is the holder of the lessee’s or tenant’s interest thereunder; (ii) there exists no material default under any Lease by the Dyn International Companies party to such Lease or (to the knowledge of CSC and the Seller) the other party thereto and, to the knowledge of CSC and the Seller, no circumstance exists which, with the giving of notice, the passage of time or both, would be reasonably likely to result in such a default; (iii) the Dyn International Companies have paid all rents and other charges to the extent due and payable under the Leases; (iv) the Dyn International Companies have not received written notice of any pending or threatened condemnation, eminent domain or similar proceedings with respect to any of the premises leased under any of the Leases; and (v) none of the Dyn International Companies hold any contractual obligations to purchase or acquire an interest in Real Property.

(c) Except as set forth on Schedule 2.14(c)(i), and except for assets disposed of in the ordinary course of business and consistent with past practice, each of the Dyn International Companies has good and valid title to all its owned assets and properties (other than the Real Property), in each case free and clear of all Liens, other than (x) Liens for taxes not yet delinquent or (y) security interests securing indebtedness not in default for the purchase price of or lease rental payments on property purchased or leased under capital lease arrangements in the ordinary course of business or (z) such imperfections and irregularities of title or Liens as do not affect the current use of the properties or assets subject thereto or affected thereby, do not subject the Dyn International Companies to any liability, or do not otherwise materially impair business operations at such properties.

Section 2.15. Intellectual Property; Software.

(a) Schedule 2.15(a)(i) lists all trademarks, service marks, internet domain names, and patents (the “Intellectual Property”) which are owned by any of the Dyn International Companies and which are Registered (as defined below) or material to their operations (collectively, the “Owned Intellectual Property”); and Schedule 2.15(a)(ii) identifies all Intellectual Property listed on Schedule 2.15(a)(i) that is to be transferred to a member of the Seller Group prior to the Closing pursuant to the Internal Alignment Transactions (the “Excluded IP Assets”). For purposes of this Agreement, no person or entity that is merely the exclusive licensee of any trademark, service mark or copyright, any application for registration thereof, any patent or application therefor, any Internet domain name, or any right under any of the foregoing will be deemed to be the owner thereof. For the purposes of this Agreement, Registered shall mean issued, registered, renewed or the subject of a pending application. For the avoidance of doubt, trademark, service mark or copyright will be deemed registered only if it is registered with a Governmental Entity.

(b) Schedule 2.15(b)(i) sets forth a list of the Licensed Intellectual Property (as defined below). Except as set forth on Schedule 2.15(b)(ii) (including, without limitation, any of the agreements or other documents specified therein) and Schedule 2.15(b)(iii), which lists all items of Intellectual Property that constitute Excluded IP Assets, to the knowledge of CSC and the Seller, each item of Owned Intellectual Property and each item of Intellectual Property used but not owned by any of the Dyn International Companies and material to their operations (the “Licensed Intellectual Property”) may be used by one or more of the Dyn International Companies, free and clear of any Liens, other than any obligation to pay royalties, license fees or other amounts with respect to any Licensed Intellectual Property under the license such Dyn International Company received for such Licensed Intellectual Property or other terms, conditions or restrictions of such license. Except as specified in Schedule 2.15(b)(iv) (including, without limitation, any of the agreements or other documents specified therein): (i) neither CSC, the Seller, nor any of the Dyn International Companies has received any written notice or been served any complaint (x) challenging the validity or enforceability of any Owned Intellectual Property, or (y) alleging that any person that is not one of the Dyn International Companies (a “Third Party”) has any claim thereto or interest therein, and (ii) to the knowledge of CSC and the Seller, the Owned Intellectual Property is valid and enforceable and is owned exclusively by one or more of the Dyn International Companies, free and clear of any Liens.

(c) Schedule 2.15(c)(i) lists all computer programs (other than off-the-shelf or otherwise commercially available computer programs) in current use by the Dyn International Companies and material to their operations (collectively, the “Software”) and Schedule 2.15(c)(ii) identifies all Software listed on Schedule 2.15(c)(i) that is included in the Excluded IP Assets. Except as specified in Schedule 2.15(c)(ii) or (iii) (including, without limitation, any of the agreements or other documents specified therein): each item of Software may be used by one or more of the Dyn International Companies, free and clear of any Liens, other than any obligation to pay royalties, license fees or other amounts with respect to any Software under the license such Dyn International Company received for such Software or other terms, conditions or restrictions of such license, and other than Liens that would not result in a Company Material Adverse Effect.

(d) Except as set forth on Schedule 2.15(d)(i) (including, without limitation, any of the agreements or other documents specified therein), and except for any violation of the following that would not result in a Company Material Adverse Effect: (i) neither CSC nor any Seller has received since January 1, 2002 any written notice or been served any complaint alleging (x) that a Dyn International Company is in material breach of any license under which such Dyn International Company received the right to use any Licensed Intellectual Property or Software, or (y) that a Dyn International Company is infringing or otherwise violating any trademark, service mark, copyright, trade secret or patent of any Third Party, and (ii) to the knowledge of CSC and the Seller, (w) no complaint has been filed asserting such breach or such infringement or violation, and no valid basis exists for same, (x) no Dyn International Company is in breach of any such license or is infringing any trademark, service mark, copyright, trade secret or patent of any Third Party, (y) except as set forth on Schedule 2.15(d)(ii), the consummation of the transactions contemplated hereby will not give rise to any material breach of or termination right with respect to any such license, (z) no Third Party is infringing any Owned Intellectual Property or any trade secret owned by any of the Dyn International Companies and (iii) no licensor under any license agreement pursuant to which any Dyn International Company received a license to any Licensed Intellectual Property has given the Dyn International Company notice of its intention to cancel, terminate or fail to renew.

(e) Except as would not be reasonably likely to result in a Company Material Adverse Effect, to the knowledge of CSC and the Seller, all Software (i) performs in accordance with the documentation or other written material used in connection with it; (ii) is in machine readable form and contains all current revisions; (iii) is free of material defects in operations; and (iv) does not contain any disabling devices.

(f) Except as would not be reasonably likely to result in a Company Material Adverse Effect, to the knowledge of CSC and the Seller, the source code for all Software that is owned by any of the Dyn International Companies (i) is sufficiently documented to enable a computer software developer of reasonable skill to understand, modify, repair, maintain, compile and otherwise utilize such Software and (ii) constitutes trade secrets that are valid and protectable and are not part of the public knowledge or literature.

Section 2.16. Insurance.

(a) Schedule 2.16(a) sets forth a list of all policies or binders of fire, casualty, liability, burglary, fidelity, workers’ compensation, vehicular, health, life and other insurance owned or maintained by CSC or one of its affiliates that are applicable to one or more of the Dyn International Companies at any time from January 1, 2002 through the date hereof (the “Insurance Policies”). True, correct and complete copies of each of the Insurance Policies have previously been delivered or made available to Acquisition (including, without limitation, copies of all material written amendments, supplements and other modifications thereto or waivers of rights thereunder). Each Insurance Policy is in full force and effect and all premiums with respect thereto are (to the extent due) currently paid. To the knowledge of CSC and the Seller, none of the Dyn International Companies has received any notice in writing of cancellation or non-renewal of any such Insurance Policy.

(b) Except as set forth on Schedule 2.16(b), with respect to each of the litigation matters set forth on Schedule 2.9, no carrier of any Insurance Policy has asserted any denial of coverage.

Section 2.17. Severance and Retention Arrangements. Except as set forth on Schedule 2.17(i), none of the Dyn International Companies is party to any retention agreement or any agreement with any employee, director, or independent contractor (i) the benefits of which (including, without limitation, severance benefits) are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Dyn International Companies of the nature of any of the transactions contemplated by this Agreement or (ii) providing severance benefits in excess of those generally available under such company’s severance policies as in effect on the date hereof (which are described on Schedule 2.11(a)), after the termination of employment or service of such employee, director, or independent contractor regardless of the reason for such termination of employment or service. Except as set forth on Schedule 2.17(ii), none of the Dyn International Companies is a party to any employment or independent contracting agreement or compensation guarantee extending for a period longer than one year from the date hereof.

Section 2.18. Certain Transactions; Insider Interests. Except as set forth on Schedule 2.18, there are no material transactions or arrangements between the Dyn International Companies and (i) any director or executive officer of CSC, the Seller, or any of the Dyn International Companies (other than customary employer-employee relationships) or (ii) any other person or entity controlling or under common control with a Dyn International Company (other than another Dyn International Company). To the knowledge of CSC and the Seller, no officer or director of CSC, the Seller, the Dyn International Companies has any ownership interest in any material property, real or personal, tangible or intangible, including without limitation, any Software or Intellectual Property, used in or pertaining to the business of the Dyn International Companies.

Section 2.19. Customer Relationships. Except as set forth on Schedule 2.19, other than in connection with the expiration of a Contract in accordance with its terms or in the ordinary course of business, or a customer’s decision not to exercise an available option to extend a Contract, none of the Dyn International Companies has, since March 26, 2004, lost, or been notified in writing that it will lose or suffer a material diminution in its relationship with any material customer, and, to the knowledge of CSC and the Seller, no representative of any customer has notified in writing CSC or any of its Subsidiaries that, in the event of a change of ownership of any of the Dyn International Companies such as contemplated by this Agreement, such Dyn International Company would, as a result of such change of ownership, lose or suffer a material diminution in its relationship with any material customer.

Section 2.20. Government Contracts. Except as set forth on Schedule 2.20:

(a) To the knowledge of CSC and the Seller, with respect to each and every Government Contract (as defined below) or outstanding Bid (as defined below) to which the Dyn International Companies is a party: (i) each of the Dyn International Companies has complied in all material respects with all material terms and conditions of such Government Contract or Bid, including clauses, provisions and requirements incorporated expressly, by reference or by operation of Law therein; (ii) each of the Dyn International Companies has complied in all material respects with all applicable requirements of statute, rule, regulation, order or agreement with the U.S. Government pertaining to such Government Contract or Bid (including, without limitation, (A) the Truth in Negotiations Act of 1962, as amended, (B) the Service Contract Act of 1965, as amended, (C) the Contract Disputes Act of 1978, as amended, (D) the Office of Federal Procurement Policy Act, as amended, (E) the Federal Acquisition Regulations or any applicable agency supplement thereto, (F) the Cost Accounting Standards, (G) the Defense Industrial Security Manual (DOD 5220.22-M), and (H) the Defense Industrial Security Regulation (DOD 5220.22-R) or any related security regulations); (iii) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract or Bid were current, accurate and complete as of their effective date, and each of the Dyn International Companies has complied in all material respects with all such representations and certifications; (iv) neither the U.S. Government, nor any prime contractor, subcontractor or any other person has notified any of the Dyn International Companies, in writing, that any of the Dyn International Companies has breached or violated any Law pertaining to such Government Contract or Bid that is reasonably likely to result in a Company Material Adverse Effect; (v) no termination for convenience, termination for default, cure notice or show cause notice has been issued and not resolved or cured; (vi) no material cost incurred by the Dyn International

Companies has been questioned in writing or disallowed since March 28, 2003 other than those which have been resolved; and (vii) no money due to any of the Dyn International Companies pertaining to such Government Contract has been withheld or offset nor has any claim been made to withhold or offset money (other than retainages as provided for in the applicable Government Contract).

(b) To the knowledge of CSC and the Seller, none of the Dyn International Companies nor any of their respective affiliates, directors, officers or employees is (or for the last three years has been) under administrative, civil or criminal investigation, indictment or information or audit (other than routine audits) with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Bid and none of the Dyn International Companies nor any of their respective affiliates, directors, officers, employees, agents or consultants has made a Voluntary Disclosure pursuant to the Department of Defense Fraud Voluntary Disclosure Program with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Bid. To the knowledge of CSC and the Seller, in the past two years, none of the Dyn International Companies has submitted any materially inaccurate, untruthful, or misleading cost or pricing data relating to a Bid or Government Contract, and none of the Dyn International Companies has submitted any materially inaccurate, untruthful, or misleading certification included within or relating to any Bid (including any required updates).

(c) To the knowledge of CSC and the Seller, (i) neither the U.S. Government nor any prime contractor, subcontractor, vendor or any third party has asserted any material claim or initiated any dispute proceeding against any of the Dyn International Companies with respect to any material claim and (ii) none of the Dyn International Companies has asserted any material claim or initiated any dispute proceedings, directly or indirectly against any such party, concerning (in each case) any Executory Government Contract or Bid.

(d) None of the Dyn International Companies nor, to the knowledge of CSC and the Seller, any of their respective affiliates, directors, officers or employees is (or at any time during the last five years has been) suspended or debarred from doing business with the U.S. Government or has been declared nonresponsible or ineligible for U.S. Government contracting. To the knowledge of CSC and the Seller, there are no matters pending that are believed reasonably likely to lead to the institution of suspension or debarment proceedings against any of the Dyn International Companies. Excepted as identified in Schedule 2.20(d), none of the Dyn International Companies has, within the past three years, been terminated for default under any Government Contract.

(e) To the knowledge of CSC and the Seller, each of the Dyn International Companies possesses all necessary security clearances and Permits for the execution of its obligations under any Executory Government Contract. Each of the Dyn International Companies has the proper procedures to conduct business of a classified nature up to the level of its current clearances. Each of the Dyn International Companies is in compliance in all material respects with applicable agency security requirements, as appropriate, and has in place proper procedures, practices and records to maintain security clearances necessary to perform its current contracts.

(f) To the knowledge of CSC and the Seller, each Dyn International Company’s cost accounting system is in material compliance with applicable regulations (including the Federal Acquisition Regulations) and has not been determined by any Governmental Entity not to be in compliance with the requirements of the Federal Cost Accounting Standards in any material respect. Each Dyn International Company has reached agreement with the cognizant government representatives approving and “closing” all indirect costs charged to Government Contracts for 1998, 1999 and 2000, and those years are closed.

(g) For all purposes of this Agreement,

“Bid“ means any quotation, bid or proposal by the Dyn International Companies which, if accepted or awarded, would lead to a Contract with the U.S. Government or any other entity, including a prime contractor or a higher tier subcontractor to the U.S. Government, for the design, manufacture or sale of products or the provision of services by the Dyn International Companies.

“Executory Government Contract” means a Government Contract that has not been closed by the U.S. Government, such prime contractor or such subcontractor, as appropriate, and is actively being performed by the Dyn International Companies.

“Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, letter contract, purchase order, delivery order, task order, grant, cooperative agreement, Bid, change order, arrangement or other commitment or funding vehicle of any kind relating to the business of the Dyn International Companies between the Dyn International Companies and (i) the U.S. Government, (ii) any prime contractor to the U.S. Government or (iii) any subcontractor with respect to any contract described in clause (i) or (ii).

Section 2.21. Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission from Parent or Acquisition (or their respective affiliates or Subsidiaries) or from the Dyn International Companies in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of CSC, the Seller, the Dyn International Companies or any of their respective affiliates.

Section 2.22. Investment Experience. DynCorp acknowledges that it can bear the economic risk and complete loss of its investment in the Acquisition Preferred Stock and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

Section 2.23. Investment Purpose; Accredited Investor. DynCorp is acquiring the Acquisition Preferred Stock for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act. DynCorp is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D.

Section 2.24. Books and Records. The minute books of the Dyn International Companies, copies of which have been made available to Acquisition, contain true copies of the minutes of all meetings and consents in lieu of meetings of their respective board of directors and any committees thereof (or persons performing similar functions) and their respective shareholders) which have taken place prior to the date hereof and do not relate to the transactions contemplated hereby (or any similar transaction).

Section 2.25. Affiliate Transactions. Except for this Agreement, the Ancillary Agreements or as set forth on Schedule 2.25, (i) the Dyn International Companies are not party to any Contract with any member of the Seller Group (excluding each of the Dyn International Companies), and (ii) after the Closing no member of the Seller Group, will provide any services or products to the Dyn International Companies.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

OF ACQUISITION

Acquisition represents and warrants to CSC and the Seller that:

Section 3.1. Organization; Qualification. Acquisition is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate or other power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. Acquisition has heretofore made available to CSC and the Seller accurate and complete copies of the certificate of incorporation and bylaws, as currently in effect, of Acquisition. Acquisition is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, result in an Acquisition Material Adverse Effect. As used herein, “Acquisition Material Adverse Effect” shall mean any Effect, individually or in the aggregate, that has had or is reasonably likely to have a material adverse effect on (i) the business, operations, properties, assets, condition (financial or other) or operating results of Acquisition, or (ii) the ability of Acquisition to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

Section 3.2. Capitalization of Acquisition.

(a) Acquisition’s authorized and outstanding capital stock is as set forth in Schedule 3.2(i). All of Acquisition’s issued and outstanding capital stock is, upon the Closing the Initial Stock Component will be, and any additional Acquisition Preferred Stock issued in accordance with Section 1.3, if any, will be, duly authorized, validly issued, fully paid, nonassessable and free and clear of any and all Liens and, except as provided in the Certificate of Designations, preemptive rights (and no such capital stock has been or will have been issued in violation of preemptive or other rights). Except for Acquisition’s commitment to issue the Stock Component to DynCorp in accordance with the terms of this Agreement, as provided in the Certificate of Designations or as set forth on Schedule 3.2(ii), no subscription, warrant, option, call, convertible security, stock appreciation or other right (including any preemptive or similar right), agreement or commitment (contingent or other) (x) to issue, sell, transfer, register under the Securities Act, repurchase, redeem or otherwise acquire, any capital stock, equity securities or voting securities of Acquisition or any interest therein or securities convertible into or exercisable or exchangeable for capital stock or equity or voting securities of Acquisition or (y) that restricts the transfer of any shares of capital stock or equity or voting securities of Acquisition, is authorized or outstanding or otherwise binding upon Acquisition or any of its Subsidiaries or affiliates, and there is not any commitment of Acquisition or any of its Subsidiaries or affiliates to distribute to holders of any class of Acquisition’s capital stock or equity or voting securities any evidences of indebtedness or assets. Neither Acquisition nor any of its Subsidiaries or affiliates has any obligation (contingent or other), except as provided in the Certificate of Designations or as set forth on Schedule 3.2(iii), to pay any dividend or make any other distribution in respect of Acquisition’s capital stock or voting or equity securities. Acquisition is not a party to or aware of any agreement relating to the holding, voting or disposition of any shares of capital stock or equity or voting securities of Acquisition.

(b) Upon consummation of the Closing, Acquisition will be capitalized with not less than $150 million of preferred and common equity (excluding the Stock Component), and the aggregate indebtedness for borrowed money for Acquisition and its Subsidiaries will not exceed $800 million.

Section 3.3. Authority Relative to this Agreement. Acquisition has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements and the execution and filing of the Certificate of Designations and the consummation of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Acquisition Preferred Stock) have been duly and validly authorized by the board of directors of Acquisition, and no other corporate proceedings on the part of Acquisition or any of its Subsidiaries or affiliates are necessary to authorize this Agreement or the Ancillary Agreements or the execution and filing of the Certificate of Designations or to consummate the transactions contemplated hereby or thereby. This Agreement and the Ancillary Agreements have been or will be duly and validly executed and delivered by Acquisition and, assuming due and valid authorization, execution and delivery thereof by CSC and the Seller, constitutes a valid, legal and binding agreement of Acquisition, enforceable against Acquisition in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

Section 3.4. Noncontravention; Consents and Approvals.

(a) The execution and delivery of this Agreement (and the Ancillary Agreements) by Acquisition does not (will not) and the consummation by Acquisition of the transactions contemplated hereby (and thereby) (including, without limitation, the execution and filing of the Certificate of Designations) will not (i) conflict with any provision of the articles of incorporation or bylaws of Acquisition or any of its Subsidiaries or affiliates; (ii) conflict with or result (with the giving of notice or the lapse of time or both) in any violation of or default or loss of a benefit under, or permit the acceleration or termination of any obligation under, any material loan or credit agreement, note, bond, mortgage, indenture, lease or other material agreement, obligation or commitment, instrument or license, (iii) violate any Law or Judgment applicable to Acquisition or its properties; or (iv) result in the creation or imposition of any Lien upon any asset of Acquisition, except in the case of clauses (ii) and (iii) above, such as would not, individually or in the aggregate, result in an Acquisition Material Adverse Effect.

(b) No consent, approval, order or authorization of, or declaration, registration or filing with, or notice to, any Governmental Entity is required to be made or obtained by Acquisition in connection with the execution and delivery of this Agreement or the Ancillary Agreements by Acquisition or the consummation by Acquisition of the transactions contemplated hereby and thereby, except for (i) compliance by Acquisition with the HSR Act or similar statutes or regulations of foreign jurisdictions, (ii) the filing of the Certificate of Designations with the Secretary of State of the State of Delaware, (iii) any compliance as may be required by any applicable federal or state securities or “blue sky” laws; (iv) such consents, approvals, orders, authorizations, declarations, registrations, filings or notices which may be required because of the nature or business of CSC or the Seller; and (v) such consents, approvals, orders or authorizations which if not obtained, or registrations, declarations or filings which if not made, would not result in an Acquisition Material Adverse Effect.

Section 3.5. No Prior Activities of Acquisition. Except for liabilities or obligations that were incurred in connection with its incorporation, its due diligence examination of the Dyn International Companies, the preparation for the transition of the corporate infrastructure services specified in Section 3.12 from the Seller Group to Acquisition, the preparation and negotiation of this Agreement and the Ancillary Agreements, and the related financings, Acquisition has not incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, or entered into any Contract with any person, and, with respect to Acquisition, there have been no Acquisition Material Adverse Effects.

Section 3.6. Litigation. There is no Proceeding pending or, to the knowledge of Acquisition, threatened against or affecting Acquisition or its properties or rights, before any Governmental Entity or arbitration board or tribunal, either alone or together with other similar actions, the outcome of which would reasonably be expected to (i) result in an Acquisition Material Adverse Effect, or (ii) prevent or materially delay the consummation of the transactions contemplated hereby. Acquisition is not subject to any outstanding Judgment which would, individually or in the aggregate, result in an Acquisition Material Adverse Effect or would reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

Section 3.7. Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission from Parent, Acquisition, the Dyn International Companies or their respective affiliates or Subsidiaries in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Acquisition or any of its Subsidiaries or affiliates.

Section 3.8. Investment Experience. Acquisition acknowledges that it can bear the economic risk and complete loss of its investment in the DI Interests and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

Section 3.9. Investment Purpose; Accredited Investor. Acquisition is acquiring the DI Interests for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act. Acquisition is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D.

Section 3.10. Insurance Separation. Acquisition acknowledges that (i) all Insurance Policies shall be retained by CSC and its affiliates (excluding, after the Closing, the Dyn International Companies) (other than those owned by the Dyn International Companies), together with all rights, benefits and privileges thereunder (including the right to receive any and all return premiums with respect thereto), except that the Dyn International Companies will have the rights in respect of Insurance Policies to the extent described in Section 4.16, (ii) neither CSC nor the Seller makes any representation or warranty regarding the ability of Acquisition, the Dyn International Companies or their respective Subsidiaries or Joint Ventures to make any claims or receive any proceeds with respect to the Insurance Policies, and (iii) from and after the Closing, Acquisition and the Dyn International Companies shall be responsible for obtaining and maintaining insurance programs for the Dyn International Companies’ and their respective Joint Ventures’ risk of loss and such insurance coverage relating thereto as may be appropriate or advisable and such insurance arrangements shall be separate and apart from CSC’s, the Seller’s and their respective affiliates’ insurance programs.

Section 3.11. Foreign Ownership and Related Matters.

(a) Acquisition is not under “foreign ownership, control or influence,” as such term is defined in the U.S. Department of Defense Industrial Security Manual for Safeguarding Classified Information.

(b) Neither Acquisition, nor to Acquisition’s knowledge, any person or entity controlled by, controlling or under common control with, or having a beneficial interest in, Acquisition, is: (i) a person or entity listed in Executive Order No. 13224 (September 23, 2001) issued by the President of the United States (Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), any related enabling legislation or any other similar Executive Orders (collectively, the “Executive Order”); (ii) named on the List of Specially Designated Nationals and Blocked Persons (the “SDN List”) maintained by the U.S. Office of Foreign Asset Control (OFAC), Department of the Treasury, and/or on any other similar list (the “Other Lists” and, together with the SDN List and the Cuban Designated Nationals, the “Lists”) maintained by OFAC pursuant to any authorizing statute, Executive Order or regulation (collectively, “OFAC Laws and Regulations”); (iii) a Cuban Designated National; or (iv) a Senior Foreign Political Figure.

(c) To Acquisition’s knowledge, Acquisition, nor any holder of a beneficial interest in Acquisition is (i) under investigation by any Governmental Entity for, or has been charged with or convicted of, money laundering (18 U.S.C. §§ 1956 and 1957), drug trafficking, terrorist-related activities, or other money laundering predicate crimes or a violation of the Bank Secrecy Act (“BSA”) laws (31 U.S.C. § 5311 et. seq.) and regulations, (ii) has been assessed civil penalties under these or related laws, or (iii) has had its funds seized or forfeited in an action under these or related laws.

(d) Funds invested in Acquisition are derived from legal sources Acquisition has taken, and shall continue to take, reasonable measures appropriate to the circumstances, with respect to each of its stockholders, members, partners or other investors (collectively, the “Entity Investors”), to assure that funds invested in it by such Entity Investors are derived from legal sources. These measures will be in accordance with all applicable BSA laws, regulations and government guidance on BSA compliance and on the prevention and detection of money laundering violations under 18 U.S.C. §§ 1956 and 1957 (collectively, “Anti-Money Laundering Laws”).

(e) From and after the Closing, Acquisition will take reasonable steps, consistent with industry practice for comparable organizations and in any event as required by law, to ensure that it is and shall be in compliance with all current and future Anti-Money Laundering Laws, and laws, regulations, and government guidance for the prevention of terrorism, terrorist financing and drug trafficking.

(f) From and after the Closing Acquisition will maintain adequate policies, procedures and controls to ensure that it is, and that each holder of any beneficial interest in it is, in compliance with all OFAC Laws and Regulations, Executive Orders and related government guidance.

Section 3.12. Corporate Infrastructure. Acquisition acknowledges that (a) the Dyn International Companies are currently units of the Seller and are not currently operating as stand-alone businesses, (b) CSC and its Subsidiaries currently provide corporate administrative, infrastructure and other services to the Dyn International Companies including, without limitation, treasury, risk management, controller’s office, internal audit, tax, human resources and employee benefits administration, legal, procurement, real estate and personal property management, and information systems services, (c) unless otherwise contracted in writing pursuant to the Ancillary Agreements or additional separate agreements, CSC and its affiliates will not provide any of these services to the Dyn International Companies after the Closing and (d) without limiting the obligations of CSC and the Seller pursuant to the Ancillary Agreements, Acquisition shall be responsible for acquiring or otherwise providing such services to the Dyn International Companies from and after the Closing.

Section 3.13. Investigation. Acquisition has conducted a review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, and technology of the Dyn International Companies and the Joint Ventures and acknowledges that it has been provided access to personnel and a data room set up for the purpose of the transactions contemplated by this Agreement. Except for the representations and warranties expressly contained in this Agreement, Acquisition acknowledges that none of CSC, the Seller, any of their affiliates or representatives, or any other person makes or has made any other express or implied representation or warranty with respect to the DI Interests, the Dyn International Companies or the Joint

Ventures, or otherwise or with respect to any other information provided to Acquisition, whether on behalf of CSC, the Seller or such other persons, including as to the results, success or profitability of the ownership, use, or operation of the Dyn International Companies and the Joint Ventures or their businesses or assets by Acquisition after the Closing.

ARTICLE 3A

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to CSC and the Seller that:

Section 3A.1 Organization. Parent is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware.

Section 3A.2 Authority Relative to this Agreement. Parent has the requisite partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and the performance by Parent of its obligations hereunder have been duly and validly authorized by all necessary action on the part of Parent, and no other proceedings on the part of Parent or any of its affiliates are necessary to authorize this Agreement or the performance by Parent of its obligations hereunder. This Agreement has been duly and validly executed and delivered by Parent and, assuming due and valid authorization, execution and delivery thereof by CSC and the Seller, constitutes a valid, legal and binding agreement of Parent, enforceable against Parent in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

ARTICLE 4

COVENANTS

Each of the following covenants and undertakings which are covenants or undertakings of CSC or the Seller to Acquisition are made on the basis that the consummation of the Internal Alignment Transactions had occurred prior to all dates relevant to such covenants and undertakings and that all references to the Dyn International Companies in any such covenants and undertakings are a reference to the Dyn International Companies after giving effect to the consummation of the Internal Alignment Transactions unless the context clearly indicates otherwise.

Section 4.1. Conduct of Business of the Dyn International Companies. Except (i) as contemplated by this Agreement and the Ancillary Agreements, (ii) as described on Schedule 4.1 or (iii) with the prior written consent of Acquisition (not to be unreasonably withheld, conditioned or delayed), during the period from the date hereof to the Closing Date, CSC and the Seller shall cause the Dyn International Companies to conduct their operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, and to seek to preserve intact their current business organizations, keep available the service of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired on the Closing Date. Without limiting the generality of the foregoing, except as otherwise contemplated by this Agreement or as described on Schedule 4.1, prior to the Closing Date, none of the Dyn International Companies will, without the prior written consent of Acquisition (provided, however, that no provision of this Section 4.1 shall require any Subsidiary to take any action or refrain from taking any action that would violate Law or the terms of any Contract to which such Subsidiary is a party):

(a) (i) amend its certificate of incorporation or bylaws or similar organizational documents; (ii) declare, set aside or pay any dividend or other distribution payable in stock or property with respect to its capital stock, except that any Dyn International Company or Joint Venture may declare and pay a dividend payable solely in cash or make advances or other payments in cash to its parent or any affiliate; (iii) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock or any instrument or security which consists of or includes a right to acquire such shares;

(b) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets other than in the ordinary and usual course of business and consistent with past practice, unless such transactions (i) do not exceed $2 million per transaction or $10 million in the aggregate (other than with respect to the granting of Liens on assets acquired in the ordinary course of business and in accordance with this Section 4.1) or (ii) are required by an existing Contract;

(c) acquire or publicly propose to acquire or agree to acquire (i) by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, other than investments in, or the formation of, Joint Ventures pursuant to any existing Contracts or in connection with any “teaming agreement” entered into in connection with bids for Contracts and not requiring a maximum investment or contribution (whether equity, debt or otherwise) by the Dyn International Companies of more than $5 million per transaction or $25 million in the aggregate, or (ii) any assets for more than $2 million, individually, or $10 million in the aggregate, except (x) purchases of assets in the ordinary course of business consistent with past practice, (y) purchases of assets for customers pursuant to the terms of customer Contracts made in the ordinary course of business consistent with past practice and (z) capital expenditures permitted under Section 4.1(g)(v);

(d) Except as required by Law (with respect to Non-U.S. Employees) or the terms of any Contract (including this Agreement) or Employee Plan:

(i) grant any increase in the compensation or fringe benefits payable or to become payable by the Dyn International Companies to any of their present or former executive officers, directors or employees, other than (A) increases made in the ordinary course of business and consistent with such company’s past practices or (B) bonuses required to retain key executive and non-executive employees or independent contractors as reasonably determined in the discretion of the Dyn International Companies,

(ii) establish, enter into, adopt, terminate, amend or otherwise increase, or, except as provided therein, accelerate the payment or vesting of any benefit or amount payable or to become payable under, any Employee Plan, collective bargaining agreement or Foreign Benefit Plan other than in the ordinary course of business and consistent with such company’s past practices,

(iii) enter into any employment (other than “at will” or for a term not in excess of one year) or severance agreement with or, except in accordance with the written policies or agreements of the Dyn International Companies existing on the date hereof, grant any severance or termination pay to, any present or former executive officer, director or employee of the Dyn International Companies,

(iv) loan or advance any money or other property to any present or former executive officer, director or employee of the Dyn International Companies, or

(v) grant any equity or equity-based award, other than in the ordinary course of business and consistent with the Dyn International Companies’ past practices;

provided, however, that (1) for the avoidance of doubt, no provision of this Section 4.1(d) shall prohibit the Dyn International Companies from paying any incentive or bonus in accordance with the terms of any Employee Plan in existence as of the date hereof, or adopted in accordance with Section 4.1(d)(ii) and (2) at or immediately prior to the Closing, DI may pay the accrued portion of any annual incentive or bonus payments to the officers and managers of the Dyn International Companies;

(e) (i) except in the ordinary course of business consistent with past practice, (A) enter into new Material Contracts, (B) materially modify or amend, terminate, renew or fail to use reasonable business efforts to renew any Material Contract to which the Dyn International Companies is a party (provided that no loans or advances shall be made or extended to any customers in connection with any such new Material Contract or modification, amendment or renewal), or (C) waive, release or assign any material rights or claims therein, or (ii) enter into, materially modify or amend, or renew any Contract outside the ordinary course of business or on a basis not consistent with past practice if the dollar value of such new Contract, or existing Contract as so amended, modified, or renewed, is or would be in excess of $5 million and would have an initial term (or a renewal or extension term) greater than one year;

(f) fail to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as is consistent with the Dyn International Companies’ past practices;

(g) (i) incur or assume any long-term debt (other than borrowings made in the ordinary course of business consistent with past practice), or except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (ii) enter into any new, or extend any existing, interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement that does not expire within three months of the date of this Agreement, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (other than (x) wholly-owned Subsidiaries of a Dyn International Company and, as provided in their operational documents, the partially-owned Subsidiaries of the Dyn International Companies listed on Schedule 4.1(g) and the Joint Ventures and (y) indemnification obligations of the Dyn International Companies under any customer Contract entered into in accordance with this Section 4.1); (iv) make any loans, advances or capital contributions to, or investments in, any other person (other than wholly-owned Subsidiaries of a Dyn International Company and, as provided in their operational or similar documents, the partially-owned Subsidiaries of the Dyn International Companies listed on Schedule 4.1(g) or the Joint Ventures) or (v) make any new capital expenditure or expenditures that exceed the aggregate amounts budgeted for such expenditures in the 2004 capital expenditure budget for the Dyn International Companies, copies of which have been made available to Acquisition;

(h) pay, discharge or satisfy any claims, actions or proceedings, other than the payment, discharge or satisfaction of any such claims, actions or proceedings in the ordinary course of business and consistent with past practice;

(i) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or convert or otherwise change its form of legal entity;

(j) materially amend, or renew, terminate or cause to be extended any lease, agreement or arrangement relating to any of its leased Real Properties or enter into any lease, agreement or arrangement with respect to any Real Property, other than (i) leases entered into or amended, renewed or extended on a month-to-month basis and (ii) leases with respect to which the lease payments thereunder do not exceed $500,000 per year per lease or $2 million for the remainder of the term per lease;

(k) enter into any agreement or arrangement with any of their respective affiliates other than such agreements and arrangements (i) between a Dyn International Company and a wholly-owned Subsidiary of the Dyn International Company or (ii) as are entered into in the usual, ordinary and regular course of business and which have been negotiated on an arm’s-length basis and are no less favorable to the Dyn International Companies than such company would have obtained from an unaffiliated third party, provided that (A) the Dyn International Companies shall have notified Acquisition in writing prior to entering into any such affiliate transaction and (B) any such agreement or arrangement does not otherwise violate any other provision of this Section 4.1;

(l) except as may be required as a result of a change in Law or in GAAP (or as required by the SEC), (i) change any of the accounting principles or practices used by it or (ii) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable;

(m) take, or agree to commit to take, any action that would be reasonably likely to (i) make any representation or warranty of CSC or the Seller contained herein inaccurate in any material respect at, or as of any time prior to, the Closing Date (ii) result in any of the conditions to the consummation of the transactions contemplated hereby set forth in Article 6 not being satisfied, or (iii) materially impair the ability of CSC, the Seller, Parent or Acquisition to consummate the transactions contemplated by this Agreement in accordance with the terms hereof or materially delay such consummation;

(n) make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment or take or omit to take any other action other than in the ordinary course of business, if any such action or omission in this subsection (n) would have the effect of materially increasing the Tax liability of any Dyn International Company for any taxable periods or portions thereof after the Closing Date; or

(o) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through 4.1(n).

Seller and Acquisition shall each designate one or more persons to serve as its primary contact person with respect to any requests by the Seller for Acquisition’s consent to any actions otherwise prohibited by this Section 4.1 and all requests and responses thereto shall be directed to such designated persons. Acquisition shall not unreasonably withhold, delay or condition any consent requested by the Seller with respect to any action otherwise prohibited by this Section 4.1. Acquisition shall work in good faith to provide a timely decision with respect to any such request and shall promptly notify the Seller following any such decision.

Section 4.2. Conduct of Business of Acquisition. Except as contemplated by this Agreement, during the period from the date hereof to the Closing Date, Acquisition will not, in each case without the prior written consent of CSC (not to be unreasonably withheld, delayed or conditioned):

(a) incur any obligation or liability (whether absolute, accrued, contingent or otherwise) or engage in any business or activity of any type or kind whatsoever or enter into any agreement or arrangement with any person, except for obligations incurred or agreements entered into in connection with the negotiation and consummation of this Agreement and the Ancillary Agreements, the transactions contemplated hereby and thereby, and the financing thereof that, individually or in the aggregate, would not result in an Acquisition Material Adverse Effect or violate the Certificate of Designations (assuming that the Certificate of Designations had been filed and the Stock Component was outstanding and held by the Seller as of the date of this Agreement);

(b) take, or agree to commit to take, any action that would be reasonably likely to (i) make any representation or warranty of Parent or Acquisition contained herein inaccurate in any material respect at, or as of any time prior to, the Closing Date, (ii) result in any of the conditions to the consummation of the transactions contemplated hereby set forth in

Article 6 not being satisfied, or (iii) materially impair the ability of CSC, the Seller or Acquisition to consummate the transactions contemplated by this Agreement in accordance with the terms hereof or materially delay such consummation;

(c) take, or agree to commit to take, any action that would be reasonably likely to violate the Certificate of Designations (assuming, for this purpose, that the Certificate of Designations had been filed with the Secretary of State of the State of Delaware on the date hereof); or

(d) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through 4.2(c).

Section 4.3. Access to Information.

(a) Between the date hereof and the Closing Date, CSC and the Seller will cause the Dyn International Companies to give Acquisition and its authorized representatives reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records of the Dyn International Companies and, to the extent that CSC and the Seller have the right to do so, the Joint Ventures, to permit Acquisition to make such inspections as such party may reasonably request and to cause the officers of the Dyn International Companies to furnish the other party with such financial and operating data and other information with respect to the business and properties of the Dyn International Companies as Acquisition may from time to time reasonably request. Acquisition will direct all requests for information and access to a senior executive to be designated by CSC, and shall conduct such inspections and investigations in a manner that does not unreasonably interfere with the conduct of business by CSC or its affiliates (including, without limitation, the Dyn International Companies). Notwithstanding the foregoing, neither CSC, the Seller nor the Dyn International Companies shall be required to provide any information under this Agreement (w) to the extent that any such party is legally obligated (including under any binding agreement or any Laws) to keep such information confidential or otherwise not to provide such information, (x) to the extent that such access would constitute a waiver of the attorney-client privilege or any other privilege, (y) to the extent that such access is not limited to information concerning the Dyn International Companies or (z) to the extent such information relates to Parent or Acquisition.

(b) Between the date hereof and the Closing Date, Acquisition will give CSC and its authorized representatives reasonable access to all employees, and to all books and records of Acquisition, to permit CSC to make such inspections as such party may reasonably request and to cause the officers of Acquisition to furnish the other party with such financial and operating data and other information with respect to the business and properties of Acquisition as CSC may from time to time reasonably request. CSC will direct all requests for information and access to a senior executive to be designated by Acquisition, and shall conduct such inspections and investigations in a manner that does not unreasonably interfere with the conduct of business by Acquisition. Notwithstanding the foregoing, Acquisition shall not be required to provide any information under this Agreement (w) to the extent that any such party is legally obligated (including under any binding agreement or any Laws) to keep such information confidential or otherwise not to provide such information, (x) to the extent that such access would constitute a waiver of the attorney-client privilege or any other privilege, (y) to the extent that such access is not limited to information concerning the Acquisition or (z) to the extent such information relates to CSC or the Dyn International Companies; provided, however, that information concerning the Acquisition Preferred Stock shall not be excluded by this clause (z).

(c) To the extent they pertain to the Dyn International Companies and exist as of the Closing Date, the Seller or an affiliate thereof shall retain and make available to Acquisition as of the Closing Date copies of current and historical insurance policies that are in the possession of CSC or its affiliates or agents on the Closing Date, together with all open and closed claim files and historical loss runs (in available format) for three-year period preceding the Closing Date.

(d) Each of CSC and the Seller, on the one hand, and Acquisition and Parent, on the other hand, will hold, and will cause their respective consultants, agents and advisers to hold, in confidence all documents and information furnished to each of them in connection with the transactions contemplated by this Agreement pursuant to the terms applicable to CSC or Parent, as the case may be, contained in the Confidentiality Agreement, dated as of April 26, 2004 (the “Confidentiality Agreement”), between CSC and Parent.

Section 4.4. Additional Agreements; Reasonable Efforts. Subject to the terms and conditions herein provided, each of CSC and the Seller, on the one hand, and Acquisition, on the other hand, agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under Law to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including, without limitation, (i) cooperating in the preparation and filing of any filings that may be required under the HSR Act or similar requirements of any Governmental Entity, and any amendments thereof; (ii) obtaining consents of all third parties and Governmental Entities necessary, proper or advisable for the consummation of the transactions contemplated by this Agreement; (iii) contesting any legal proceeding relating to the sale of the DI Interests to Acquisition pursuant to this Agreement or the sale of Acquisition Preferred Stock to DynCorp pursuant to this Agreement; and (iv) executing any additional instruments necessary to consummate the transactions contemplated hereby. Subject to the terms and conditions of this Agreement, Acquisition and the Seller agree to use all reasonable efforts to cause the Closing Date to occur as soon as practicable. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall take all such necessary action.

Section 4.5. Public Announcements. CSC and the Seller, on the one hand, and Parent and Acquisition, on the other hand, will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Law or by obligations pursuant to any listing agreement with the NYSE as determined by CSC and the Seller, on the one hand, and Acquisition, on the other hand.

Section 4.6. Directors’ and Officers’ Indemnification.

(a) The certificate of incorporation and bylaws (or similar organization documents) of the Dyn International Companies from and after the Closing Date shall not be amended, repealed or otherwise modified for a period of six years from the Closing Date in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Closing, were directors or officers of the Dyn International Companies, unless such amendment or modification shall be required by Law.

(b) Acquisition shall, and, from and after the Closing shall cause the Dyn International Companies to, indemnify and hold harmless, and provide advancement of expenses to, all persons that shall become directors, officers or employees of Acquisition or the Dyn International Companies to the maximum extent allowed under Delaware Law for acts or omissions occurring after the Closing.

Section 4.7. Notification of Certain Matters.

(a) CSC shall give prompt written notice to Acquisition upon the discovery of (x) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty made by them in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date, (y) any material variances from the representations and warranties made by them in this Agreement, and such disclosures shall supplement the Schedules so designated in the updated disclosure delivered hereunder and (z) any material failure of CSC or the Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any of them hereunder; provided, however, that the delivery of any notice or supplemental Schedules pursuant to this Section 4.7(a) shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(b) Parent shall give prompt written notice to CSC upon the discovery of (x) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty made by it in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date and (y) any material variances from the representation and warranties made by it in this Agreement, and such disclosures shall supplement the Schedules so designated in the updated disclosure delivered hereunder; provided, however, that the delivery of any notice or supplemental Schedules pursuant to this Section 4.7(b) shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(c) Acquisition shall give prompt written notice to CSC upon the discovery of (x) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty made by it in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date, (y) any material variances from the representation and warranties made by it in this Agreement, and such disclosures shall supplement the Schedules so designated in the updated disclosure delivered hereunder and (z) any material failure of Acquisition to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice or supplemental Schedules pursuant to this Section 4.7(c) shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 4.8. Employee and Employee Benefits.

(a) Seller shall, and shall cause the Dyn International Companies (as applicable) to, not later than the Closing Date, bifurcate certain employee benefit plans (including, for the avoidance of doubt, the CSC Matched Asset Plan (the “CSC MAP“) and the DynCorp Employee Welfare Benefits Plan (the “DynCorp Welfare Plan“), including the voluntary employee beneficiary association trust assets that fund the DynCorp Welfare Plan) (the “Bifurcated Plans”) in which U.S. Employees and Terminated U.S. Employees participate or by which such persons are covered, with the result that DI shall maintain, sponsor, and contribute to each Bifurcated Plan, but only to the extent that any such Bifurcated Plan covers solely U.S. Employees and Terminated U.S. Employees (including, for the avoidance of doubt, DTSAS Transferred Employees and DI Transferred Employees, each as defined below, and including terminated employees of DTS who formerly were employed in connection with a DTSAS Government Contract or at the Fort Worth Shared Services Center).

(b) Seller shall, and shall cause the Dyn International Companies (as applicable) to, not later than the Closing Date and concurrent with the bifurcation described in Section 4.8(a) above, cause DTSAS, Dyn Marine, Dyn Marine II, DynCorp Aerospace Operations, Inc., DynCorp International Services, Inc., Services International Ltd. and Worldwide Humanitarian Services LLC to become participating employers in all Bifurcated Plans (to the extent applicable);

(c) Seller shall, and shall cause the Dyn International Companies (as applicable) to, not later than the Closing Date, (i) transfer to DTSAS certain current employees (the “DTSAS Transferred Employees“) of DTS; (ii) transfer to DTSAS all collective bargaining agreements relating to the DTSAS Transferred Employees; and (iii) prior to the transfers described in clauses (i) and (ii) above, and concurrent with the bifurcation described in Section 4.8(a) above, cause DTSAS to adopt all employee policies and practices applicable to the DTSAS Transferred Employees and terminated employees of DTS who formerly were employed in connection with a DTSAS Government Contract;

(d) Seller shall, and shall cause the Dyn International Companies (as applicable) to, not later than the Closing Date, (i) transfer to DI certain current employees (the “DI Transferred Employees“) of DTS assigned to the administrative service center located in Fort Worth, Texas, shared by DTS and DI (the “Fort Worth Shared Services Center“), (ii) transfer to DI all collective bargaining agreements relating to the DI Transferred Employees, to DI; and (iii) prior to the transfers described in clauses (i) and (ii) above, and concurrent with the bifurcation described in Section 4.8(a) above, cause DI to adopt all employee policies and practices applicable to the DI Transferred Employees and terminated employees of DTS who formerly were employed at the Fort Worth Shared Services Center.

(e) Within three (3) Business Days prior to the anticipated Closing Date, Seller shall provide Acquisition with a schedule setting forth as of the Closing Date (i) the names of (A) all terminated employees of DTS who formerly were employed at the Fort Worth Shared Services Center or who formerly were employed in connection with a DTSAS Government Contract, and (B) all terminated employees of any of the Dyn International Companies that is a U.S. entity ((i)(A) and (i)(B) collectively, the “Terminated U.S. Employees“), and (ii) for each

Terminated U.S. Employee (A) the most recent employer and organization code, and (B) each Employee Plan in which the Terminated U.S. Employee participates or by which the Terminated U.S. Employee is covered. Seller shall update the schedule described in the preceding sentence on the Closing Date. Seller also shall provide Acquisition, within four (4) Business Days after the Closing Date, with a schedule setting forth (i) the name of each Terminated U.S. Employee who is receiving or, to the knowledge of CSC or the Seller, is eligible to receive COBRA and the termination date of each such Terminated U.S. Employee, and (ii) the name of each Terminated U.S. Employee who maintains an account balance under the Bifurcated 401(k) Plan (as defined in Section 4.8(h)), in each case as of the Closing Date.

(f) Seller shall cause the Dyn International Companies (as applicable) to, cease to be participating employers as of the Closing Date in any employee benefit plan of Seller and CSC that is not an Employee Plan.

(g) On and after the Closing Date, Acquisition shall (i) for the one-year period following the Closing Date, provide a cash compensation structure (base salary and bonus opportunities) that is comparable in the aggregate to that which was offered to U.S. Employees and Non-U.S. Employees, on a country-by-country basis, by CSC and the Dyn International Companies immediately prior to the Closing Date; (ii) through December 31, 2005, in addition to the benefits specifically provided for in Section 4.8(h), maintain the Employee Plans and continue to provide benefits pursuant to such Employee Plans to the participants thereunder (including U.S. Employees and Terminated U.S. Employees) on terms and conditions that are comparable in the aggregate to the terms and conditions in effect as of the Closing Date; and (iii) continue to provide benefits that are comparable in the aggregate to those offered to Non-U.S. Employees, on a country-by-country basis, by CSC and the Dyn International Companies under the Foreign Benefit Plans immediately prior to the Closing Date; provided, however, that neither Acquisition nor any of its Subsidiaries shall be required to maintain any particular Foreign Benefit Plan other than as required by Law. Notwithstanding the foregoing, with respect to those individuals whose terms and conditions of employment are governed by collective bargaining agreements or, in respect of the Non-U.S. Employees, by provisions of law outside the United States, Acquisition shall expressly assume and comply with the terms of such collective bargaining agreements and comply with the provisions of such foreign laws with respect to the subject matter relating hereto, to the extent such agreements and/or laws require terms and conditions other than those provided for herein.

(h) Acquisition shall maintain, for a period of two (2) years after the Closing Date, the retirement plan qualified under Section 401(a) of the Code that is transferred to Acquisition (the “Bifurcated 401(k) Plan”) for the purpose of providing benefits to U.S. Employees and Terminated U.S. Employees who previously were participants in, or eligible to participate in, the CSC MAP. On or before the Closing Date, DI (the sponsor of the Bifurcated 401(k) Plan) shall adopt, in respect of the Bifurcated 401(k) Plan, an amendment substantially in the form of Exhibit J hereto, to be effective immediately after the Closing and to provide that: (i) no new contributions (either employee pretax contributions, employer matching or discretionary contributions, loan repayments, fund transfers, reallocation of other assets of a participant’s account, or otherwise) shall be permitted to be made, after the effective time of the amendment, into the CSC stock fund; (ii) all accounts or portions thereof held in the form of common stock of CSC that were not diversifiable as of the Closing Date shall become diversifiable as of the effective time of the amendment and shall remain diversifiable so long as the common stock of CSC remains an investment alternative under the Bifurcated 401(k) Plan; and (iii) from the effective time of the amendment through the six month anniversary of the Closing Date, CSC shall have the right to purchase from the trustee of the Bifurcated 401(k) Plan (the “Trustee”) all shares of CSC common stock that are offered for sale by the Trustee, pursuant to the terms set forth in the amendment; provided, however, that CSC shall have no obligation to purchase such shares. All accounts or portions thereof held in the form of common stock of CSC that already were diversifiable in the Bifurcated 401(k) Plan as of the Closing Date shall remain diversifiable after the Closing Date. Acquisition agrees that the Bifurcated 401(k) Plan shall continue to provide a CSC stock fund as an investment alternative for a period of two (2) years after the Closing Date for the purpose of retaining (subject to the participants’ right to diversify described previously) existing accounts held in the form of common stock of CSC, except to the extent that Acquisition or fiduciaries of the Bifurcated 401(k) Plan determine that to do so would violate its or their obligations under ERISA.

(i) Except to the extent that Acquisition, in its reasonable discretion, determines is necessary to avoid duplication of benefits, Acquisition shall give (i) credit for eligibility and/or vesting purposes under any plan or program applicable to the Non-U.S. Employees after the Closing Date to the same extent such service is taken into account under the Foreign Benefit Plans or other plans or programs applicable to the Non-U.S. Employees immediately prior to the Closing Date, (ii) credit for vacation accruals as recorded in the records of the Dyn International Companies as of the Closing Date and to the extent the liability associated with such vacation accruals are included in the calculation of the Closing Pro Forma Net Working Capital Amount, and (iii) service credit for purposes of the Family and Medical Leave Act (“FMLA”) and similar state and local leave laws to the extent such service has been credited by the Dyn International Companies for FMLA purposes as of the Closing Date, in all events subject to Law and the terms and conditions of the Employee Plans and Foreign Benefit Plans, as applicable.

(j) The parties hereto agree that Acquisition shall be liable for the cost of all claims for health (including medical, dental, vision, and prescription drug), accidental injury, disability, sickness, business travel insurance, and life insurance benefits (with respect to the Employee Plans and with respect to any plan or program applicable to the Non-U.S. Employees) that have not been paid as of the Closing Date, except to the extent that such a claim is required to be paid by the carrier of an insurance policy maintained by CSC, any Employee Plan or any plan or program applicable to the Non-U.S. Employees pursuant to the terms of such insurance policy. CSC and the Seller shall, to the extent permitted under Law, provide their files (including “original documentation”) to Acquisition with respect to all claims that are the responsibility of Acquisition pursuant to this Section 4.8(j), and CSC and the Seller reasonably shall cooperate with Acquisition in resolving such claims.

(k) Acquisition, and the Seller agree that Acquisition, as of the Closing Date, shall be solely liable for expenses in connection with and responsible for the resolution of (i) all grievances, arbitrations, unfair labor practices and other similar items relating to U.S. Employees and Terminated U.S. Employees who are or were covered by a collective bargaining unit, regardless of the date of the occurrence of the event giving rise to such item; and (ii) all human resources issues, including, without limitation, compliance with the Service Contract Act of

1965, as amended, compliance with the Fair Labor Standards Act of 1938, as amended, and discrimination complaints relating to the U.S. Employees and Terminated U.S. Employees, regardless of the date of the occurrence of the event giving rise to such issue.

(l) For avoidance of doubt, for purposes of Sections 4.8(g) through 4.8(k), U.S. Employees and Non-U.S. Employees shall refer only to those individuals who (i) are actively employed by the Dyn International Companies immediately prior to the Closing Date, or (ii) are on vacation, disability, family leave, layoff or other leaves of absence that have been agreed or consented to by the Dyn International Companies (or protected by Law) immediately prior to the Closing Date and who actually return to active service with Acquisition within 12 months (or such other period protected by Law) after the Closing Date.

(m) The provisions of this Section 4.8 shall not create in any person any right to employment or continued employment with Acquisition or any of its Subsidiaries or affiliates.

Section 4.9. Cash Settlement; Intercompany Arrangements. Immediately prior to the Closing: (i) all cash and cash equivalents of the Dyn International Companies shall be transferred to CSC or an affiliate thereof; (ii) all intercompany receivables and liabilities of the Dyn International Companies, as of the Closing Date, that are receivable from or owed to CSC, the Seller or any of their affiliates (other than the Dyn International Companies), and (iii) all Contracts between any of the Dyn International Companies, on the one hand, and CSC, the Seller or any of their affiliates (other than the Dyn International Companies), on the other hand, other than those that are set forth on Schedule 4.9 hereto, shall be cancelled, in each case, without any consideration or further liability to any party and without the need for any further documentation.

Section 4.10. Release of Guarantees and Letters of Credit. CSC, the Seller and Acquisition shall cooperate and use their reasonable best efforts (a) to obtain the release, effective as of the Closing Date, of CSC, the Seller and their affiliates (other than the Dyn International Companies) that are a party to or bound by a guarantee, performance bond, surety bond, bid bond or other similar agreement relating to the operation of the business of the Dyn International Companies, including the guarantees, performance bonds, bid bonds and other similar agreements listed in Schedule 4.10 (the “Guarantees”) and (b) to cause to be issued, effective as of the Closing Date, letters of credit on the account of Acquisition or the Dyn International Companies as replacement letters of credit for ones issued by CSC, Seller or their affiliates (other than the Dyn International Companies) prior to the Closing Date in connection with the operation of the business of the Dyn International Companies, including those letters of credit in the amount and for the beneficiaries identified on Schedule 4.10 (the “Letters of Credit”), which Schedule shall set forth the amount of each such Letter of Credit. In the event any of the Guarantees or Letters of Credit are not released prior to or at the Closing, Acquisition will provide CSC and the Seller with a guarantee that indemnifies and holds CSC, the Seller and their affiliates (other than the Dyn International Companies) that are a party to each such Guarantee or Letter of Credit harmless for any and all payments required to be made under, or costs incurred in connection with, such Guarantee or Letter of Credit by CSC, the Seller or such affiliates following the Closing until it is released for Events that occur following the Closing.

Section 4.11. Novation.

(a) CSC and the Seller hereby agree to cooperate and to provide such reasonable assistance to Acquisition and the Dyn International Companies, and Acquisition and the Dyn International Companies shall cooperate and provide such reasonable assistance to CSC and the Seller, as may be reasonably required in the event that any Governmental Entity requires a novation of any Government Contract at any time following the Closing Date.

(b) CSC and Seller covenant and agree that:

(i) to the extent that the assignment of any Government Contract or Bid by CSC or any of its affiliates (other than the Dyn International Companies) to one of the Dyn International Companies that are scheduled to be assigned to a Dyn International Company prior to the Closing Date pursuant to the Internal Alignment Transactions requires a novation (the “Internal Alignment Novations”), CSC and/or Seller shall use commercially reasonable efforts to obtain or complete all such Internal Alignment Novations prior to the Closing Date;

(ii) to the extent that any Government Contract or Bid requires notification to a Government Entity with respect to the execution of the Purchase Agreement and/or the consummation of the transactions contemplated thereby (the “Contract Notifications“), CSC shall make all such Contract Notifications as promptly as practicable following the execution of the Purchase Agreement; and

(iii) promptly following the LLC Conversions, CSC and/or Seller shall commence any novations of Government Contracts or Bids that are required as a result of such LLC Conversions (the “Conversion Novations“).

Section 4.12. Intentionally Omitted.

Section 4.13. Nonsolicitation and Noncompetition.

(a) For the period commencing on the date hereof and ending on the expiration of three years following the Closing Date, none of Acquisition, the Dyn International Companies, or the Joint Ventures (collectively with their respective successors, the “Acquisition Group”), on the one hand, or CSC or any of its affiliates (other than, following the Closing, the Dyn International Companies and the Joint Ventures) (collectively with their respective successors, the “Seller Group”), on the other hand, shall, either on its own account or for any person, firm or company (except by means of a general public solicitation or by retaining an executive recruiting firm that has not been directed to approach and does not approach employees of any member of the other group), solicit, or endeavor to cause any employee of a member of the other group, to alter in any way, terminate or breach his, her or its relationship or agreement with any such member of the other group or its respective successors.

(b) Except as set forth on Schedule 4.13(b), during the period commencing on the Closing Date and ending on the expiration of 24 months following the Closing Date, no member of the Seller Group shall, directly or indirectly, compete against any member of the Acquisition Group for any renewals or extensions of (i) any customer Contract or Government

Contract of any member of the Acquisition Group that is actively being performed as of the Closing Date or (ii) any Government Contract awarded based on a Bid that has been assigned and novated to a Dyn International Company by any member of the Seller Group in connection with the Internal Alignment Transactions or the sale of the DI Interests (“Competition”); provided, however, that nothing herein shall prohibit:

(i) any investment by a member of the Seller Group of less than 5% of the equity securities (as determined at the time of investment) in a person if the investing member does not actively participate in the management, supervision or conduct of such person, whether through membership or participation in such person’s board of directors, governing committee, management or otherwise;

(ii) the acquisition (by any means) by a member of the Seller Group of all or any portion of a person that is, at the time of such acquisition, engaged in Competition with any member of the Acquisition Group, if the revenues attributable to such Competition represents less than one-fifth of such newly acquired person’s revenues and less than one-fifth of such newly acquired person’s assets; or

(iii) any investment by a member of the Seller Group of up to 20% in another person if the investing member determines in good faith that such investment is primarily motivated by the receipt by the member or one of its affiliates, or a reasonable expectation that the member or one of its affiliates will receive, a Contract of significance (in relation to the amount of the investment) for the provision of goods and/or services, to such person, and the procurement of that Contract alone would not constitute Competition hereunder.

(c) The parties hereto agree that the durations and worldwide area for which the covenants set forth in this Section 4.13 are to be effective are reasonable. In the event that any court determines that the time period or such area is unreasonable and that such covenant is to that extent unenforceable, the parties hereto agree that the covenant shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable. The parties intend that each of the covenants set forth in Sections 4.13(a) and (b) shall be deemed to be a series of separate covenants one for each and every county of each and every state of the United States of America and each and every political subdivision of each and every country outside of the United States of America where such covenant is intended to be effective. The parties hereto agree that damages may be an inadequate remedy for any breach of the covenants set forth in this Section 4.13 and that each of CSC and the Seller, on the one hand, and Parent and Acquisition, on the other hand (as the case may be), shall, whether or not it is pursuing any potential remedies at law, be entitled to equitable relief in the form of preliminary or permanent injunctions without bond or other security upon any actual breach of the covenant contained in this Section 4.13 benefiting such party.

Section 4.14. Financial Statements.

(a) CSC and the Seller shall deliver, or shall cause the Dyn International Companies to deliver, to Acquisition on or prior to January 14, 2005 the financial data deliverables set forth on Schedule 4.14(a).

(b) CSC and the Seller shall cause the Dyn International Companies to take all such other action as shall be reasonably requested by Acquisition or otherwise customary in order to assist DI, and, if applicable, one or more of Acquisition’s Subsidiaries as of the Closing in consummating, simultaneously with the Closing, an underwritten “high yield” debt offering (the “Rule 144A Offering”) to “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act. Without limiting the foregoing, the Dyn International Companies shall use commercially reasonable efforts to (i) assist Acquisition in the preparation of an offering memorandum, including, without limitation, any pro forma financial statements and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to be included therein (in accordance with the requirements of Item 303 of Regulation S-K), (ii) promptly respond to any diligence inquiries of the underwriters of the Rule 144A Offering, (iii) make its officers and employees available to participate in diligence sessions, drafting sessions and the road show for the Rule 144A Offering, (iv) cause its independent auditors to issue a customary comfort letter to the underwriters of the Rule 144A Offering and (v) if necessary, deliver or cause to be delivered to Acquisition financial data of the Dyn International Companies for the fiscal periods ending on or about December 31, 2004 and December 31, 2003 that is comparable to the financial data described in items 3, 4 and 5 of Schedule 4.14(a) (or, if required, items 1, 2 and 5 of Schedule 4.14(a)).

(c) Following the Closing, CSC and the Seller shall, to the extent reasonably requested by Acquisition in order to assist the Dyn International Companies in the consummation of a registered exchange offering of the private notes issued in the Rule 144A Offering (the “Exchange Offer”), at Acquisition’s cost and expense, use commercially reasonable efforts to assist Acquisition and the Dyn International Companies in the preparation and/or compilation of any additional financial statements or information that may be required in connection with the Exchange Offer, including, without limitation, the financial data deliverable set forth on Schedule 4.14(c) and any other unaudited interim financial information relating to any period prior to the Closing or any information related to any period prior to the Closing required to be furnished in response to any comment received from the Commission in connection with the Exchange Offer. The parties hereby agree that, in addition to any out-of-pocket costs and expenses incurred by CSC or the Seller (including the fees and expenses of their attorneys and the Auditors), the internal costs and expenses of CSC, the Seller and their Affiliate incurred in connection with their assistance with respect to the Exchange Offer, whether incurred before or after the Closing Date, shall be reimbursed in full by Acquisition promptly following the delivery of any invoice setting forth such costs and expenses. The internal costs of CSC and the Seller with respect to their participation and assistance in the Exchange Offer shall be billed to Acquisition based upon the fully burdened rates of the relevant personnel providing such assistance.

(d) Acquisition shall consult with CSC’s legal personnel based in El Segundo, California with respect to any of the offering materials to be used by Acquisition in connection with the 144A Offering and/or the Exchange Offer, including any offering memorandum or prospectus used in connection therewith (the “Note Offering Materials”), prior to the dissemination thereof, and shall afford them reasonable opportunity to comment thereon. Acquisition shall give due and reasonable consideration to any comments, language or disclosure (including risk factors) proposed by CSC’s legal personnel based in El Segundo, California with respect to the Note Offering Materials. If at any time any event should occur that is required by applicable Law to be set forth in an amendment of, or supplement to, any of the Offering Materials, prior to dissemination of such amendment or supplement, Acquisition shall consult with CSC’s legal personnel based in El Segundo, California with respect to such amendment or supplement and shall afford them reasonable opportunity to comment thereon.

(e) Notwithstanding the provisions of this Section 4.14, neither CSC nor the Seller shall be responsible for the consummation of the Rule 144A Offering or the Exchange Offer.

Section 4.15. Filing of the Certificate of Designations. Acquisition shall, prior to the Closing Date, file the Certificate of Designations with the Secretary of State of the State of Delaware.

Section 4.16. Insurance Matters; Cooperation.

(a) Each member of the Seller Group, on the one hand, and each member of the Acquisition Group, on the other hand, shall use commercially reasonable efforts to share such information as is reasonably necessary in order to permit the members of the other group to manage and conduct its insurance matters in an orderly fashion. Each member of the Seller Group and the Acquisition Group, at the request of a member of the other group, shall use commercially reasonable efforts to cooperate with and assist the other in recoveries for claims made under any Insurance Policy for the benefit of any member of either group, and, except as expressly provided in this Section 4.16, neither CSC nor Acquisition, nor any member of either group, shall take any action that would be reasonably likely to jeopardize or otherwise interfere with either party’s ability to collect any proceeds payable pursuant to any insurance policy.

(b) Except as otherwise specified in this Section 4.16, members of the Acquisition Group shall have no rights with respect to any Insurance Policies, except that members of the Acquisition Group will have the right to (i) assert claims under the Insurance Policies in the manner specified in Section 4.16(f) and, to the extent permitted by the insurers under the Insurance Policies, to assist in resolving existing and pending claims under Insurance Policies for any loss, liability or damage arising out of insured incidents to the extent relating to the business of the Dyn International Companies occurring from the date coverage thereunder first commenced until the Closing Date and (ii) to extent permitted under such Insurance Policies, exercise all rights and privileges and procure all proceeds of such Insurance Policies relating to the claims specified in clause (i); provided, that (x) all of CSC’s and each member of the Seller Group’s reasonable out-of-pocket costs and expenses incurred in connection with the foregoing shall be promptly (but in no event more than 30 days after the receipt of an invoice therefor) paid by or on behalf of Acquisition and (y) CSC and the members of the Seller Group may, at any time, without liability or obligation to any member of the Acquisition Group (other than as set forth in Section 4.16(c)), amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Insurance Policy (and such Insurance Policy shall be subject to any such amendments, commutations, terminations, buy-outs, extinguishments and modifications). No member of the Seller Group shall bear any liability for the failure of an insurer to pay any claim under any Insurance Policy.

(c) No member of the Seller Group shall, except in the ordinary course of business and consistent with past practice, amend, commute, terminate, buy-out, extinguish liability under to otherwise modify any Insurance Policies with respect to periods prior to the Closing Date. In the event that after the Closing Date, any member of the Seller Group proposes to amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Insurance Policies under which Acquisition has rights to assert claims pursuant to Section 4.16(b) in a manner that would adversely affect any such rights of Acquisition or any member of the Acquisition Group, CSC will give Acquisition prior notice thereof. If Acquisition agrees to indemnify CSC with respect to any cost or liability arising out of its failure to take any of the actions specified in the foregoing sentence, CSC shall not take such action so long as CSC shall be reasonably satisfied that Acquisition shall be able to indemnify CSC with respect to all such costs and liabilities.

(d) Acquisition will reimburse CSC for all out-of-pocket costs necessary to exhaust or otherwise satisfy all applicable deductibles and self-insured retentions in respect of claims brought by or on behalf of the Acquisition Group under such Insurance Policies in addition to Acquisition’s allocated share of all amounts for fronted policies, overages, and retrospective or prospective premium adjustments, taxes, surcharges, letters of credit backing Insurance Policies and similar amounts not covered by Insurance Policies in the same proportion as such amounts are allocated to members of the Acquisition Group by CSC or its affiliates on the date of this Agreement (which, for the avoidance of doubt, shall be consistent with CSC’s or such affiliate’s past practices).

(e) Each of CSC, the Seller and Acquisition does hereby, for itself and each other member of the Seller Group and the Acquisition Group, as the case may be, agree that all duties and obligations under any Insurance Policy, including the fulfillment of any conditions and the payment of any deductibles, retentions, co-insurance payment or retrospective premiums, that correspond in any way with or may be necessary to perfect, preserve or maintain an insured’s right to obtain benefits under that Insurance Policy, will be performed by the insured that is seeking the benefits under that Insurance Policy.

(f) CSC or its designee shall be responsible for the claims administration with respect to claims of any member of the Seller Group under the Insurance Policies, and Acquisition or its designee shall, to the extent permitted by the applicable insurers under the Insurance Policies, be responsible for the claims administration with respect to claims of any member of the Acquisition Group under the Insurance Policies. In the event that any such insurer requires that CSC or its affiliates continue to administer the claims of the Acquisition Group, then CSC or its applicable affiliate shall cooperate with the Acquisition Group to submit claims of the Acquisition Group under the Insurance Policies and shall not settle any such claims without the consent of Acquisition; provided, that all of CSC’s and each member of the Seller Group’s reasonable out-of-pocket costs and expenses incurred in connection with the foregoing shall be promptly (but in no event more than 30 days after the receipt of an invoice therefor) paid by or on behalf of the Acquisition Group.

(g) In the event that there are insufficient limits of liability available under the Insurance Policies in effect prior to the Closing Date to cover the liabilities of the Seller Group and/or the Acquisition Group that would otherwise be covered by such Insurance Policies, then the parties shall share the recoveries for such claims under such Insurance Policies (regardless of how or when received) pro rata, based on the percentage each party contributed (or is deemed to have contributed) to the premium of such policy. If proceeds under any of the Insurance Policies are paid to or for the benefit of any member of the Acquisition Group, on the one hand, or any member of the Seller Group, on the other hand, after the Closing Date in excess of the amount to which it is entitled to receive under this 4.16(g), and any member of the other group recovers less than it is entitled to under this 4.16(g), the party receiving such excess amount shall reimburse the other party for such excess amount (to the extent necessary to accomplish the intent of this 4.16(g)).

(h) CSC and Acquisition will use their commercially reasonable efforts to cooperate with each other and execute any additional documents which are reasonably necessary to effectuate the provisions of this Section 4.16.

(i) The agreements contained in this Section 4.16 shall not be considered as an attempted assignment of any rights or interest in violation of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of any member of the Seller Group in respect of any Insurance Policy or any other contract or policy of insurance.

(j) Acquisition does hereby, for itself and as agent for each other member of the Acquisition Group, agree that no member of the Seller Group or any Indemnitor shall have any liability whatsoever for any Losses as a result of the insurance policies and practices of CSC and its affiliates as in effect at any time prior to the Closing Date, including as a result of the level or scope of any such insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy or the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim or otherwise.

(k) Nothing in this Section 4.16 shall be deemed to restrict any member of the Acquisition Group from acquiring at its own expense any other insurance policy in respect of any liabilities or covering any period.

(l) CSC and the Seller, on the one hand, Acquisition, on the other hand, acknowledge that they intend to allocate financial obligations without violating any laws regarding insurance, self-insurance or other financial responsibility. If it is determined that any action undertaken pursuant to this Section 4.16 or any of the Ancillary Agreements is violative of any insurance, self-insurance or related financial responsibility law or regulation, CSC and the Seller on the one hand, and Acquisition, on the other hand, agree to work together to do whatever is necessary to comply with such law or regulation while trying to accomplish, to the greatest possible extent, the allocation of financial obligations as intended in this Agreement and any of the Ancillary Agreements.

(m) Acquisition further agrees that, unless and until CSC no longer has any liability under the Insurance Policies with respect to claims under the Insurance Policies asserted by or on behalf of Acquisition pursuant to this Section 4.16 for any loss, liability or damage arising out of insured incidents relating to the business of the Dyn International Companies occurring from the date coverage thereunder first commenced until the Closing Date (“Pre-Closing Claims”), if Acquisition (or any successor thereto) sells, transfers or otherwise disposes of all or substantially all of the assets of Acquisition and the Dyn International Companies, taken as a whole, then concurrent with consummation of such sale or disposition, Acquisition shall pay, or cause to be paid, to CSC an amount equal to the aggregate amount of all liabilities with respect to Pre-Closing Claims that, in accordance with GAAP, would be required to be reflected on the consolidated balance sheet of Acquisition and the Dyn International Companies as of such date.

Section 4.17. Foreign Ownership and Related Matters. Notwithstanding Section 7.1 of this Agreement, from and after the Closing Date and until such time as CSC no longer holds shares of Acquisition Preferred Stock, Acquisition shall take all such actions as are reasonably necessary in order to make the representations and warranties set forth in Section 3.11 of this Agreement true and correct on each day following the Closing as if made at and as of such time.

Section 4.18. Further Assurances. Each of CSC and the Seller, on the one hand, and Acquisition, on the other hand, shall execute and deliver such documents and take such further actions as may be reasonably necessary or desirable to carry out the provisions in this Agreement and in the Ancillary Agreements, and the transactions contemplated hereby and thereby.

Section 4.19. Management of Dyn Marine, Dyn Marine II and DTSAS. From the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with Section 8.1, the executive officers of DI shall direct (subject to the provisions hereof) the management and operations of Dyn Marine, Dyn Marine II and DTSAS.

Section 4.20. Internal Alignment Transactions. Following the execution of this Agreement, CSC and the Seller shall, and shall cause such of their affiliates as may be necessary to, use commercially reasonable efforts to consummate the transactions described on Schedule 4.20 (such transactions, together with the actions to be taken by CSC and the Seller pursuant to Sections 4.8(a) through 4.8(e), the “Internal Alignment Transactions”).

Section 4.21. Texas Sales Tax Refunds.

(a) The U.S. Government, represented by the Defense Contract Management Agency, has notified DTS and DI that, as a result of a change in law in the State of Texas (the “Texas Decisions”), (i) DTS and DI may be entitled to refunds with respect to certain sales and use taxes paid by DTS and DI to the State of Texas for periods ending prior to the Closing Date (“Texas Sales Tax Refunds”); and (ii) the U.S. Government (A) intends to determine a methodology for calculating the impact on contracts of any Texas Sales Tax Refunds actually received by DTS and DI as a result of the Texas Decisions and (B) will not reimburse any indirect cots under any contracts with DTS or DI until each of DTS and DI enter into an agreement (a “Refund Agreement”) that will require DTS and DI to negotiate with the Divisional Administrative Contracting Officer (the “DACO”) to determine the portion of such Texas Sales Tax Refunds to be credited and/or paid to the U.S. Government.

(b) Parent and Acquisition acknowledge and agree that, notwithstanding any other provision herein to the contrary, CSC may cause each of DTS and DI to enter into separate (i) Refund Agreements and (ii) agreements with KPMG pursuant to which DTS or DI, as the case may be, will agree to pay KPMG, on a contingency basis, for any Texas Sales Tax Refunds identified by KPMG to which DTS or DI, as applicable, is entitled.

(c) The parties acknowledge and agree that (i) DI shall be entitled to any Texas Sales Tax Refunds relating to DI and the other Dyn International Companies, including with respect to any Government Contract to which any of the Dyn International Companies is a party on or after the Closing Date, (ii) DTS shall be entitled to any Texas Sales Tax Refunds relating to DTS, (iii) with respect to any Texas Sales Tax Refunds that DI or any other Dyn International Company may receive, including with respect to any Government Contract to which any of the Dyn International Companies is a party on or after the Closing Date, DI shall be responsible for (A) any payment or credit that is determined by the DACO to be provided to the U.S. Government with respect thereto and (B) any payment that is required to be made to KPMG with respect thereto, and (iv) with respect to any Texas Sales Tax Refunds that DTS may receive, DTS shall be responsible for (A) any payment or credit that is determined by the DACO to be provided to the U.S. Government with respect thereto and (B) any payment that is required to be made to KPMG with respect thereto.

(d) In the event that DTS (or any other member of the Seller Group) receives any Texas Sales Tax Refund with respect to any sales or use tax that relates to any Government Contract that has been assigned by DTS (or any other member of the Seller Group) to DI or any of the other Dyn International Companies prior to the date hereof or pursuant to the Internal Alignment Transactions, then DTS (or such member of the Seller Group) shall promptly remit to DI the amount of such Texas Sales Tax Refund, net of any payment that is made by DTS to KPMG with respect thereto.

ARTICLE 5

TAX MATTERS

Section 5.1. Indemnification Obligations With Respect to Taxes.

(a) CSC and the Seller shall pay, and indemnify, defend and hold harmless Parent, Acquisition and the Dyn International Companies from and against (i) all income Taxes of the Dyn International Companies with respect to Tax periods ending on or before the Closing Date and with respect to any Tax Period that includes but does not end on the Closing Date (a “Straddle Period”) as allocated to CSC and the Seller pursuant to Section 5.1(b) (“Pre-Closing Tax Periods”). (ii) all income Taxes of any member of an affiliated, consolidated, combined or unitary group of which any of the Dyn International Companies is or was a member on or prior to the Closing Date, by reason of the liability of such Dyn International Company pursuant to Treasury Regulation Section 1.1502-6(a) or any analogous or similar state, local or foreign law or regulation, (iii) subject to the survival period set forth in Section 7.1, all Losses (as defined in Section 7.2(a)) incurred by Acquisition or any other Acquisition Indemnified Party (as defined in Section 7.2(a)) arising out of or resulting from any breach of the representations and warranties contained in Section 2.13(g), and (iv) all Taxes of the Dyn International Companies, other than income Taxes, with respect to Pre-Closing Tax Periods, which are not reflected in the determination of the Final Working Capital Surplus or Final Working Capital Shortfall, as the case may be. CSC and the Seller shall be entitled to (i) any income Tax refund relating to the

Dyn International Companies for Tax periods ending on or before the Closing Date and (ii) any other Tax refunds (other than Texas Sales Tax Refunds) relating to the Dyn International Companies for Tax periods ending on or before the Closing Date which are not reflected in the determination of the Final Working Capital Surplus or Final Working Capital Shortfall, as the case may be.. For the avoidance of doubt, the provisions of this Section 5.1(a) are not subject to the limitations set forth in Section 7.6 hereof.

(b) Any allocation of income or deductions required to determine any Taxes attributable to any Straddle Period shall be made by means of a closing of the books and records of each Dyn International Company as of the close of the Closing Date and shall be allocated to the Seller and CSC for the portion of such Straddle Period from the first day of such Straddle Period through and including the Closing Date and to Acquisition from the day after the Closing Date through and including the last day of such Straddle Period, provided, however, that exemptions, credits, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period.

(c) Acquisition shall reimburse CSC (or the Seller, as the case may be) for the Tax Benefit relating to any Taxes for which indemnification is provided under this Article 5. Tax Benefit is the actual reduction in federal income taxes of Acquisition or the Dyn International Companies resulting from the deduction of the Taxes to which the indemnity payment relates. For this purpose, it shall be assumed that all other deductions to which Acquisition or the Dyn International Companies are entitled are taken before the deduction for the indemnified Taxes at issue. The Tax Benefit shall be estimated in good faith and netted against the corresponding CSC indemnity payment at the time of such payment. The Tax Benefit shall be finally determined at the time Acquisition files the corresponding federal income Tax Return that includes the deduction for the Taxes subject to the indemnity payment, and the parties shall make appropriate payments based on the difference between the estimated and the actual Tax Benefit.

Section 5.2. Tax Returns and Payment Responsibility.

(a) CSC and the Seller will be responsible for and will cause to be prepared and duly filed all Tax Returns of the Dyn International Companies for all taxable periods ending on or prior to the Closing Date and shall file any and all Taxes due in respect of such Tax Returns. Acquisition shall file or cause to be filed when due all Tax Returns with respect to the Dyn International Companies, other than those that are the responsibility of CSC and the Seller pursuant to this paragraph. Not later than three days before the due date for payment of Taxes with respect to any Tax Returns which Acquisition has the responsibility to file, CSC or the Seller shall pay to Acquisition an amount equal to that portion of the Taxes shown on such return for which CSC or the Seller has an obligation to indemnify Parent, Acquisition or the Dyn International Companies pursuant to the provisions of Section 5.1.

(b) Notwithstanding anything in this Article 5 to the contrary, all sales, use, transfer and other similar Taxes, including any stock or asset transfer stamp Tax, arising from the Transactions, shall be paid one-half by CSC and one-half by Acquisition.

Section 5.3. Assistance and Cooperation. After the Closing Date, CSC and the Seller, on the one hand, and Acquisition, on the other hand, shall (and shall cause their respective affiliates to): (a) assist the other party in timely preparing and filing any Tax Return or report that such other party is responsible for preparing and filing in accordance with this Article 5; (b) cooperate fully in preparing for any audit of, or dispute with taxing authorities regarding, any Tax Return of the Dyn International Companies relating to taxable periods for which the other may have a liability under this Article 5; (c) make available to the other and to any taxing authority as reasonably requested by the other party all information, records, and documents relating to Taxes of the Dyn International Companies on a timely basis; (d) provide timely notice to the other in writing of any pending or threatened Tax audit or assessment of the Dyn International Companies for taxable periods for which the other may have a liability under this Article 5; (e) furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period described in this Section 5.3; and (f) act in good faith in all matters relating to the preparation of any Tax Return, the reporting, payment, audit, examination, contest, challenge or other proceedings or actions relating to the Taxes of the Dyn International Companies that may affect the liabilities of the other party either to a taxing authority or pursuant to this Agreement.

Section 5.4. Retention of Records. After the Closing Date, CSC, the Seller and Acquisition will, and Acquisition shall cause the Dyn International Companies to, preserve all information, records or documents relating to liabilities for Taxes of the Dyn International Companies until six months after the expiration of any applicable statute of limitations (including extensions thereof) with respect to the assessment of such Taxes.

Section 5.5. Other Provisions The provisions of this Article 5 shall govern exclusively all indemnity claims with respect to Taxes of the Dyn International Companies pursuant to this Agreement.

Section 5.6. Allocation of Price. On or prior to the Closing Date, Acquisition and the Seller shall agree as to the allocation of the Purchase Price among the Dyn International Companies, and to the extent required by Law or any Tax elections, among the assets of the Dyn International Companies; provided, however, that if, prior to Closing, Acquisition and the Seller are unable to agree, any disputed items shall be submitted to a mutually acceptable appraisal firm (the “Appraiser”) for resolution, it being understood that the Appraiser’s duty would be to resolve disputes regarding allocation of the Purchase Price and not to interpret or to resolve disputes over the proper interpretation of this Agreement. With respect to all items in dispute, Acquisition and the Seller shall each submit its proposed resolution and the Appraiser shall be instructed to determine which proposal results in the more accurate allocation of the Purchase Price and shall select one of the two proposals. The fees and expenses of the Appraiser shall be paid by the party whose position was not selected as resulting in the most accurate allocation pursuant to the preceding sentence. Thereafter, Acquisition and the Seller shall file all applicable Tax Returns in a manner consistent with the allocations agreed to by Acquisition and the Seller or determined by the Appraiser, as the case may be, and shall not take any positions inconsistent with such allocations unless required by Law.

Section 5.7 Conduct of Proceedings. If, subsequent to the Closing, Acquisition or the Dyn International Companies receive notice of any audit, other administrative proceeding or inquiry or judicial proceeding involving Taxes (a “Tax Contest”) with respect to a Pre-Closing Tax Period that Acquisition believes, in good faith, may result in an indemnification pursuant to Section 5.1, Acquisition shall promptly notify CSC of such Tax Contest. CSC shall have the right to conduct and control the Tax Contest. Acquisition shall be entitled to participate in the Tax Contest at its own expense. CSC shall control the resolution of any such Tax Contest, but shall not without the consent of Acquisition, which consent shall not be unreasonably withheld or denied, settle such Tax Contest if such settlement would materially increase the Tax liability of the Acquisition or the Dyn International Companies for Tax periods or portions thereof after the Closing Date.

Section 5.8 Amended Returns. Acquisition and the Dyn International Companies shall not without CSC’s consent, which consent shall not be unreasonably withheld or denied, file any Tax Returns or amended Tax Returns with respect to the Dyn International Companies for any Pre-Closing Tax Periods.

ARTICLE 6

CONDITIONS TO CLOSING

Section 6.1. Conditions to Each Party’s Obligations. The respective obligations of Acquisition, CSC and the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by Law, be waived in writing by the parties hereto in their sole discretion (provided that such waiver shall only be effective as to the obligations of such party):

(a) no Law or Judgment shall have been enacted, entered, promulgated or enforced by any court or Governmental Entity which prohibits, restrains or enjoins the consummation of the transactions contemplated by this Agreement; and

(b) any waiting period under the HSR Act or any similar statute or regulations of foreign jurisdictions shall have terminated or expired, and any other governmental or regulatory notices or approvals required by any Governmental Entity in order to consummate the transactions contemplated hereby shall have been either filed or received.

Section 6.2. Conditions to the Obligations of CSC and the Seller. The obligations of CSC and the Seller to consummate the transactions contemplated by this Agreement shall also be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by CSC in its sole discretion:

(a) (i) Each of the representations and warranties of Acquisition contained in this Agreement that is qualified as to an Acquisition Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as if made at and as of such time (other than representations and warranties that address matters only as of a certain date, which shall be true and correct as of such certain date), (ii) each of the representations and warranties of Acquisition contained in this Agreement that is not qualified as to an Acquisition Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the

Closing Date as if made at and as of such time (other than representations and warranties that address matters only as of a certain date, which shall be true and correct as of such certain date), and (iii) each of the representations and warranties of Parent contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made at and as of such time (other than representations and warranties that address matters only as of a certain date, which shall be true and correct as of such certain date), except where the failure of the representations and warranties to be true and correct would not, (A) in the case of clause (ii), result, individually or in the aggregate, in an Acquisition Material Adverse Effect, or (B) in the case of clause (iii), result, individually or in the aggregate, in a material adverse effect on Parent, and CSC and the Seller shall have received a certificate signed on behalf of each of Parent and Acquisition to such effect.

(b) Each of the covenants and obligations of Acquisition to be performed at or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Closing Date, and at the Closing Acquisition shall have delivered to CSC and the Seller a certificate to that effect.

(c) Acquisition shall have obtained the consent or approval of each person whose consent or approval shall be required in order for Acquisition to consummate the transactions contemplated by this Agreement, except those for which the failure to obtain such consent or approval would not, individually or in the aggregate, result in an Acquisition Material Adverse Effect and do not materially adversely affect the ability of CSC, the Seller or Acquisition to consummate the transactions contemplated by this Agreement.

(d) The Certificate of Designations shall have been filed with the Secretary of State of the State of Delaware, and a copy thereof certified by such Secretary of State shall have been delivered to CSC and the Seller.

(e) Acquisition shall have executed and delivered to DynCorp the Preferred Stock Certificates (in such denominations as DynCorp shall request) for the Acquisition Preferred Stock constituting the Initial Stock Component.

(f) Acquisition shall have executed (or caused any Dyn International Company party thereto have executed) and delivered each of the following agreements:

(i) the Transition Services Agreement, substantially in the form of Exhibit B hereto;

(ii) the IP License Agreement, substantially in the form of Exhibit C hereto;

(iii) the Forth Worth Shared Services Facility Sublease, substantially in the form of Exhibit D hereto;

(iv) the Forth Worth Warehouse License, substantially in the form of Exhibit E hereto;

(v) the Joint Defense Agreement, substantially in the form of Exhibit F hereto;

(vi) the Trademark License Agreement, substantially in the form of Exhibit G hereto;

(vii) the Fort Worth Office License, substantially in the form of Exhibit K hereto;

(viii) the Fort Worth Office License Assignment, substantially in the form of Exhibit L hereto; and

(ix) all other Ancillary Agreements to which Acquisition is a party.

(g) CSC and the Seller shall have consummated the Internal Alignment Transactions.

Section 6.3. Conditions to the Obligations of Acquisition. The obligations of Acquisition to consummate the transactions contemplated by this Agreement shall also be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Acquisition in its sole discretion:

(a) (i) Each of the representations and warranties of CSC and the Seller contained in this Agreement that is qualified as to a Company Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the Closing Date as if made at and as of such time (other than representations and warranties that address matters only as of a certain date, which shall be true and correct as of such certain date), and (ii) each of the representations and warranties of CSC and the Seller contained in this Agreement that is not qualified as to a Company Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the Closing Date as if made at and as of such time (other than representations and warranties that address matters only as of a certain date, which shall be true and correct as of such certain date), except in the case of clause (ii) where the failure of the representations and warranties to be true and correct would not, individually or in the aggregate, result a Company Material Adverse Effect; and Acquisition shall have received a certificate signed on behalf of CSC and the Seller to such effect.

(b) Each of the covenants and obligations of CSC and the Seller to be performed at or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Closing Date, and at the Closing CSC and the Seller shall have delivered to Acquisition a certificate to that effect.

(c) CSC and the Seller shall have obtained the consents listed on Schedule 2.4(a) and any other consent or approval required in order for the Dyn International Companies to consummate the transactions contemplated by this Agreement, except those for which the failure to obtain such consent or approval would not, individually or in the aggregate, result in a Company Material Adverse Effect and do not materially adversely affect the ability of CSC, the Seller or Acquisition to consummate the transactions contemplated by this Agreement.

(d) CSC and (where applicable) the Seller shall have executed and delivered or caused to be delivered to Acquisition:

(i) such instruments of transfer as are necessary to transfer the DI Interests;

(ii) copies of resolutions of the board of directors (or similar governing bodies) of each of CSC and the Seller authorizing and approving the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, certified by the respective Secretaries of CSC and the Seller;

(iii) an incumbency certificate for each of CSC and the Seller, dated the Closing Date and executed by the respective Secretaries of CSC and the Seller which shall identify the name and title and bear the signature of the officer of the respective entity individually authorized to execute and deliver this Agreement and the Ancillary Agreements;

(iv) good standing certificates for each of the domestic Dyn International Companies, dated as of a date within 10 days of the Closing Date, from the jurisdiction of its incorporation and each other domestic jurisdiction in which it is required to be qualified to do business, and “bring down” certificates from each such jurisdiction dated the Closing Date; and

(v) copies of the certificate of incorporation and by laws (or other organizational documents) of each of the Dyn International Companies, in each case certified by a duly appointed officer of the respective entity.

(e) CSC and the Seller, if a party thereto, shall have executed and delivered each of the following agreements, each of which shall be valid and in full force and effect, and CSC and the Seller shall have complied therewith in all material respects:

(i) the Transition Services Agreement, substantially in the form of Exhibit B hereto;

(ii) the IP License Agreement, substantially in the form of Exhibit C hereto;

(iii) the Forth Worth Shared Services Facility Sublease, substantially in the form of Exhibit D hereto;

(iv) the Forth Worth Warehouse License, substantially in the form of Exhibit E hereto;

(v) the Joint Defense Agreement, substantially in the form of Exhibit F hereto;

(vi) the Trademark License Agreement, substantially in the form of Exhibit G hereto;

(vii) the Fort Worth Office License, substantially in the form of Exhibit K hereto;

(viii) the Fort Worth Office License Assignment, substantially in the form of Exhibit L hereto; and

(ix) all other Ancillary Agreements to which any of them is a party.

(f) Since that date of this Agreement, there shall not have occurred any Effect that has had, or could be reasonably likely to result in, a Company Material Adverse Effect.

(h) CSC and the Seller shall have repaid all Indebtedness set forth on the Audited FY2004 Balance Sheet and all Indebtedness incurred by the Dyn International Companies between April 2, 2004 and the Closing Date except for the Indebtedness set forth on Schedule 4.10 hereto, and CSC and the Seller shall have delivered to Acquisition evidence in form satisfactory to it of the discharge of such Indebtedness and the release of all Liens in connection with such Indebtedness.

(i) Each of the directors of the Dyn International Companies (except for such directors and officers that Acquisition specified in writing to DynCorp prior to the Closing Date) shall have delivered to Acquisition letters of resignation, effective as of the Closing Date, from their positions as directors of the Dyn International Companies and such letters shall not have been revoked.

(j) CSC and the Seller shall have consummated the Internal Alignment Transactions.

ARTICLE 7

INDEMNIFICATION

Section 7.1. Survival of Representations and Warranties. Except for the representations and warranties contained in Sections 2.1, 2.2, 2.3, 2.4, 2.5, 3.1, 3.2, 3.3, 3.4, 3.5, 3A.1 and 3A.2 (the “Ownership Representations”), Section 2.13 (the “Tax Representations”) and Sections 2.21 and 3.7 (the “Broker Representations”), the representations and warranties of CSC, Seller, Parent and Acquisition made herein shall survive until, but not beyond, the date that is 180 days following the Closing Date. The Ownership Representations and Broker Representations shall survive the Closing Date for a period that extends to its applicable statute of limitations. The Tax Representations shall not survive the Closing Date, except that the representations and warranties contained Section 2.13(g) shall survive until, but not beyond, the third anniversary of the Closing Date.

Section 7.2. Indemnification.

(a) Subsequent to the Closing, subject to the limitations described below in Section 7.6, CSC and the Seller shall jointly and severally indemnify Acquisition and its affiliates (including Parent and, after the Closing, the Dyn International Companies), and each of their respective officers, directors, employees, shareholders, partners and agents (“Acquisition Indemnified Parties”) against, and hold each of the Acquisition Indemnified Parties harmless from, any and all claims, actions, causes of action, arbitrations, proceedings, losses, damages, liabilities and expenses (including, without limitation, settlement costs, reasonable attorneys’ fees and any other expenses of investigating or defending any actions or threatened actions) (collectively, the “Losses”) incurred by Acquisition or any other Acquisition Indemnified Party arising out of or resulting from:

(1) Any breach of any representation or warranty of CSC or Seller contained in this Agreement that expressly survives the Closing Date pursuant to Section 7.1 of this Agreement;

(2) The breach or non-performance by CSC or Seller of any of their respective covenants or agreements contained in this Agreement; and

(3) The class action lawsuit known as “Arias et al v. DynCorp et al” (the “Arias Litigation”).

(b) Subsequent to the Closing, subject to the limitations described below in Section 7.6, Acquisition shall indemnify each of CSC, the Seller and their respective affiliates, officers, directors, employees, shareholders, partners and agents (“Seller Indemnified Parties”) against, and hold each of the Seller Indemnified Parties harmless from, any Losses incurred by such Seller Indemnified Party arising out of or resulting from:

(1) Any breach of any representation or warranty of Parent or Acquisition contained in this Agreement that expressly survives the Closing Date pursuant to Section 7.1 of this Agreement;

(2) The breach or non-performance by Acquisition of any of its covenants or agreements contained in this Agreement;

(3) The offer or sale of securities by Acquisition, DI or any of their affiliates pursuant to the Rule 144A Offering or the Exchange Offer, except with respect to (i) a breach of the representations of CSC and the Seller set forth in Section 2.6 or (ii) any untrue or materially misleading statement made in the offering memorandum for the Rule 144A Offering or the prospectus for the Exchange Offer in reliance upon information furnished in writing specifically for use therein by any employee of CSC that is based in the El Segundo, California offices of CSC (it being acknowledged and agreed by Acquisition that information supplied by any other employee of CSC or any employee of the Seller or any of the Dyn International Companies shall not be considered “furnished by CSC”); and

(4) Any liability arising out of or resulting from the failure of any notice period applicable to any Contract Notification to have expired prior to the Closing Date, to the extent such failure does not arise out of or result from the breach or non-performance by CSC or Seller of their obligations set forth in Section 4.11(b)(ii);

(5) Any liability arising out of or resulting from the Conversion Novations, to the extent such liability does not arise out of or result from the breach or non-performance by CSC or Seller of their obligations set forth in Section 4.11(b)(iii); and

(6) With respect to any Government Contract or Bid that (i) is assigned, either before or after the Closing Date, to any of the Dyn International Companies and (ii) as to which CSC or any of its affiliates (other than any Dyn International Company) has entered, or after Closing Date enters, into a novation agreement with any Government Entity relating to such Government Contract or Bid (a “Novated Contract”), any liability arising under or relating to any such Novated Contract.

(c) Subsequent to the Closing, subject to the limitations described below in Section 7.6, Parent shall indemnify each of the Seller Indemnified Parties against, and hold each of the Seller Indemnified Parties harmless from, any Losses incurred by such Seller Indemnified Party arising out of or resulting from any breach of any representation or warranty of Parent contained in this Agreement that expressly survives the Closing Date pursuant to Section 7.1 of this Agreement.

Section 7.3. Defense of Claim. Each of the Indemnitors and the Indemnified Parties that are (or become) a named defendant in the Arias Litigation shall enter into a Joint Defense Agreement in the form of Exhibit F hereto, pursuant to which the parties shall continue to conduct the defense of the Arias Litigation.

Section 7.4 Notice of Claims. Except in connection with third person claims, which are covered by Section 7.5, claims related to Taxes, which are covered by Article V, and claims related to the Arias Litigation, which are covered by the Joint Defense Agreement, any Acquisition Indemnified Party or Seller Indemnified Party (the “Indemnified Party”) seeking indemnification hereunder shall, within the relevant limitation period provided for in Section 7.6 below, give to the party obligated to provide indemnification to such Indemnified Party (the “Indemnitor”) a notice (a “Claim Notice”) within 30 days after it acquires knowledge of the fact, event or circumstances giving rise to the claim for the Loss, describing in reasonable detail the facts giving rise to any claims for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement upon which such claim is based; provided, that failure to give such notice within such 30-day period shall not relieve any Indemnitor of its obligations hereunder except to the extent it shall have been prejudiced by such failure. The Indemnitors shall have a period of 30 days after receipt by the Indemnitors of such notice and such evidence to either (i) agree to the payment of the Loss to the Indemnified Party or (ii) contest the payment of the Loss. If the Indemnitors do not agree to or contest the payment of the

Loss within such 30 day period, the Indemnitors shall be deemed not to have accepted the Loss and the parties shall negotiate in good faith to seek a resolution of such dispute and, if not resolved through negotiations, such dispute will be resolved in accordance with Section 9.4 of this Agreement. If the Indemnitors agree to the payment of the Loss within such 30 day period, they shall, within 10 business days after such agreement, pay to the Indemnified Party the amount of the Loss that is payable pursuant to, and subject to the limitations set forth in, this Article 7.

Section 7.5. Third Person Claims.

(a) Except with respect to claims related to Taxes, which are covered by Article 5 and the Arias Litigation which is covered by the Joint Defense Agreement, if any Proceeding at Law or in equity is instituted by a third party against an Indemnified Party (each, a “Third Party Claim”) with respect to which an Indemnified Party intends to claim indemnification for any Losses under this Article 7, such Indemnified Party shall give written notice to the Indemnitors within 30 days after it has knowledge of a written assertion of liability from the third party and shall not make any admissions or acceptances; provided, however, that the Indemnified Party shall not be foreclosed from seeking indemnification pursuant to this Article 7 as a result of any failure to provide timely notice of the existence of such Third Party Claim to the Indemnitors except and only to the extent that any Indemnitor has been materially damaged or prejudiced as a result of such delay.

(b) Except as otherwise provided herein, the Indemnitors shall have the right to conduct and control, at their own expense, through counsel of its choosing (which counsel shall be reasonably satisfactory to the Indemnified Party), the defense of a Third Party Claim so long as the Indemnitors notify the Indemnified Party that they have agreed to indemnify the Indemnified Party (subject to the limitations on indemnification set forth herein) for any and all Losses arising out of or resulting from the Third Party Claim that it is assuming the right to conduct and control the defense of within 15 business days of its receipt of the initial notice of the Third Party Claim, and shall do so vigorously and in good faith; provided, however, that the Indemnified Party may participate at its own expense, with counsel of its choosing, in the defense of such third party action or suit although such action or suit shall be controlled by the Indemnitors. Notwithstanding the foregoing, in connection with any Third Party Claim as to which the Indemnified Party shall reasonably conclude that (i) there is a material conflict of interest between any of the Indemnitors and the Indemnified Party in the conduct of the defense of such Third Party Claim, (ii) there are specific defenses available to the Indemnified Party which are different from or additional to those available to the Indemnitors and which could be materially adverse to any of the Indemnitors, (iii) the Third Party Claim is for an amount greater than the Cap or less than the Deductible or (iv) the Third Party Claims seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party, then the Indemnified Party shall have the right, at the expense of the Indemnitors, to conduct and control, through counsel of its choosing, the defense of such Third Party Claim and shall do so in good faith; provided, however, that in each of the forgoing cases the Indemnitors shall have the same right to participate in the defense, subject to the control of the Indemnified Party, at its own expense.

(c) Neither the Indemnified Party nor the Indemnitors shall settle any Third Party Claim without the consent of the other party, which consent shall not be unreasonably withheld. Any compromise or settlement of the Third Party Claim under this Section 7.5 shall include as an unconditional term thereof the giving by the claimant in question to the Indemnitors and the Indemnified Party of a release of all liabilities in respect of such claims.

Section 7.6. Limitation on Indemnity.

(a) Time Limitations. Claims for indemnification made under Section 7.2(a)(1), Section 7.2(b)(1) or Section 7.2(c) of this Agreement may be made only during the survival period set forth in Section 7.1.

(b) Deductible. CSC and the Seller shall not be liable to indemnify any Acquisition Indemnified Party pursuant to (1) Section 7.2(a)(1) of this Agreement or (2) Section 7.2(a)(2) of this Agreement with respect to a breach by CSC or the Seller of their obligations under Section 4.14, and Acquisition shall not be liable to indemnify any Seller Indemnified Party pursuant to Section 7.2(b)(1), unless and until the Acquisition Indemnified Parties or the Seller Indemnified Parties, as applicable, have suffered aggregate Losses otherwise indemnifiable pursuant to this Article 7 in excess of a $5,000,000 aggregate deductible (the “Deductible”) (at which point, subject to the other limitations herein, CSC and the Seller will be liable to the Acquisition Indemnified Parties for all Losses in excess of such Deductible, and Acquisition will be liable to the Seller Indemnified Parties for all Losses in excess of such Deductible, as the case may be); provided, however, anything herein to the contrary notwithstanding, where the aggregate amount of Losses arising out of a single claim or series of related claims for which any Acquisition Indemnified Party or any Seller Indemnified Party, as the case may be, could otherwise seek indemnification under this Article 7 does not exceed $50,000 (the “Minimum Claim Threshold”), such claim or series of related claims shall not count towards the Deductible as Losses for purposes of, or otherwise be subject to indemnification under, this Agreement; provided, however, that the Deductible and the Minimum Claim Threshold shall not apply to breaches of the Ownership Representations or Broker Representations.

(c) Cap. Neither (i) the aggregate amount of all payments to be made by CSC and the Seller in satisfaction of claims for indemnification pursuant to this Article 7 nor (ii) the aggregate amount of all payments to be made by Acquisition in satisfaction of claims for indemnification pursuant to this Article 7, shall exceed $50,000,000 (the “Cap”); provided, however, that the Cap shall not apply to breaches of the Ownership Representations or Broker Representations.

(d) Reimbursable Claims. The Indemnified Parties shall use reasonable best efforts, consistent with and no less diligent than such party’s past practice, to obtain under any applicable Contract (including, without limitation, any applicable Contract with the United States Department of State) any indemnification proceeds or other right of reimbursement or recovery in respect of any claim for which the Indemnified Party seeks indemnification under this Article 7. The amount of any indemnified Losses hereunder shall be determined net of the amount, if any, of the recovery actually received by the Indemnified Party with respect to such indemnified Losses under any such Contract or arrangement. In the event that a recovery is received pursuant to any such Contract or arrangement by an Indemnified Party with respect to any Loss for which any Indemnified Party has previously been indemnified by the Indemnitors pursuant hereto, then such Indemnified Party shall promptly make a refund to the Indemnitors an amount equal to the lesser of (i) the total amount of such recovery, and (ii) the amount previously paid by the Indemnitors to the Indemnified Party as indemnification for such Loss.

(e) Insured Claims. The Indemnified Parties shall use reasonable efforts, consistent with such party’s past practice, to obtain under any applicable insurance policies any insurance proceeds in respect of any claim for which the Indemnified Party seeks indemnification under this Article 7. The amount of any indemnified Losses hereunder shall be determined net of the amount, if any, of the recovery actually received by the Indemnified Party with respect to such indemnified Losses under any such insurance or similar policy less (i) any reasonable out-of-pocket collection costs; (ii) any amount which is reimbursed by the Indemnified Party or an affiliate thereof, directly or indirectly, that is charged back to the Indemnified Party or an affiliate thereof or that is not otherwise received for the permanent benefit of the Indemnified Party (including, without limitation, pursuant to Section 4.16); and (iii) any other reasonable out-of-pocket cost which may reasonably be borne by the Indemnified Party or an affiliate thereof as a result of such insurance claim or recovery, whether as a result of any self-insurance arrangement, retention amount, deductible amount or otherwise. The Indemnitor shall be subrogated to the rights of the Indemnified Party to recover amounts under insurance policies or other rights of the Indemnified Party (including the Dyn International Companies) with respect to such indemnified amount and, in the event that an insurance recovery is received by an Indemnified Party with respect to any Loss for which any Indemnified Party has previously been indemnified by the Indemnitor pursuant hereto, then such Indemnified shall promptly make a refund to the Indemnitor an amount equal to the lesser of (i) the total amount of such insurance recovery (net of any reasonable out-of-pocket collection costs), and (ii) the amount previously paid by the Indemnitor to the Indemnified Party as indemnification for such Loss.

(f) Tax Benefits. Acquisition shall reimburse CSC (or the Seller, as the case may be) for the Tax Benefit relating to the Losses for which indemnification is provided under this Article 7. Tax Benefit is the actual reduction in federal income taxes of Acquisition or the Dyn International Companies resulting from the deduction of the Losses to which the indemnity payment relates. For this purpose, it shall be assumed that all other deductions to which Acquisition or the Dyn International Companies are entitled are taken before the deduction for the Losses at issue. The Tax Benefit shall be estimated in good faith and netted against the corresponding indemnity payment made to Acquisition at the time of such payment. The Tax Benefit shall be finally determined at the time Acquisition files the corresponding federal income Tax Return that includes the Loss, and the parties shall make appropriate payments based on the difference between the estimated and the actual Tax Benefit.

(g) Reserves. The amount of any Losses for which indemnification is provided pursuant to this Article 7 shall be determined net of (i) any reserves, liability accruals or other provisions for such Losses reflected in the 2004 Balance Sheet and (ii) any amounts that were taken into account in the calculation of the Stock Component pursuant to Section 1.3 to the extent that such amounts (i) related to the subject matter that gave rise to the Loss and (ii) were in the favor of the Indemnified Party.

Section 7.7. Adjustment to Purchase Price. The Seller and Acquisition agree to treat any payments in respect of indemnity Losses pursuant to Article 5 or this Article 7 as adjustments to the Purchase Price.

Section 7.8. Exclusive Remedies. Except as otherwise expressly provided in this Agreement, following the Closing, the remedies in this Article 7 shall be the exclusive remedies of the parties with respect to any and all matters covered by this Agreement; provided, however, that (i) the remedies in Article 5 shall be the exclusive remedies of the parties with respect to any and all matters covered by Article 5, and (ii) no party hereto shall be deemed to have waived any rights, claims, causes of action or remedies if and to the extent such rights, claims, causes of action or remedies may not be waived under Law or intentional fraud or willful misconduct is proven on the part of a party by another party hereto. No party hereto shall have any liability under any provision of this Agreement or otherwise for any punitive, incidental, consequential, special or indirect damages, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement or any Schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby.

ARTICLE 8

TERMINATION; AMENDMENT; WAIVER

Section 8.1. Termination. This Agreement may be terminated and the transactions contemplated herein may be abandoned:

(a) at any time prior to the Closing Date, by the mutual written consent of Acquisition and CSC;

(b) at any time prior to the Closing Date, by either of Acquisition or CSC if (i) a Law shall have been enacted, entered or promulgated prohibiting the transactions contemplated hereby on the terms contemplated by this Agreement, (ii) any Governmental Entity shall have issued a Judgment or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and such order, decree, ruling or other action shall have become final and non-appealable or (iii) any Governmental Entity shall have taken any action permanently prohibiting the expiration or termination of any waiting period applicable to the sale of the Shares contemplated by this Agreement under the HSR Act or any similar statute or regulations of a foreign Governmental Entity; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall not have breached in any material respect its obligations under Section 4.4;

(c) at any time prior to the Closing Date, by either Acquisition or CSC if (i) the consummation of the transactions contemplated in this Agreement shall not have occurred on or before March 31, 2005 (the “Termination Date“) (provided, that if the transactions have not been consummated prior to such date as a result of a delay in obtaining debt financing for such transactions and Acquisition is diligently pursuing such debt financing, the Termination Date shall be automatically extended by up to 45 days); provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall not have breached in any material respect its obligations under this Agreement;

(d) at any time prior to the Closing Date, by CSC:

(i) (A) if there shall be a breach of any one or more of the representations and warranties of Parent or Acquisition contained in this Agreement that is qualified as to an Acquisition Material Adverse Effect or (B) if there shall be a breach of any one or more of the representations and warranties of Parent or Acquisition contained in this Agreement that is not qualified as to an Acquisition Material Adverse effect, except in the case of clause (B) where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in an Acquisition Material Adverse Effect;

(ii) if there shall be a material breach by Acquisition of any of its covenants, agreements or obligations contained in this Agreement; which breach, either is not capable of being cured or, if it is capable of being cured, has not been cured by the tenth (10th) business day following written notice to Acquisition from CSC and the Seller of such breach; provided that CSC and the Seller may not terminate this Agreement pursuant to this Section 8.1(d)(ii) if CSC or the Seller is in material breach of this Agreement; or

(iii) if, as of the Termination Date (as it may be extended pursuant to Section 8.1(c)), the conditions set forth in Sections 6.1 and 6.3 are satisfied (or in the case of those conditions set forth in Section 6.3 that are to be satisfied on the Closing Date, are capable of being satisfied) and Acquisition shall have failed to obtain the financing necessary to pay the full amount of the Cash Component, provided that neither CSC nor the Seller may terminate this Agreement pursuant to this Section 8.1(d)(iii) if CSC or the Seller is in material breach of this Agreement;

(e) by Acquisition:

(i) at any time prior to the Closing Date, (A) if there shall be a breach of any one or more of the representations and warranties of CSC or the Seller contained in this Agreement that is qualified as to a Company Material Adverse Effect or (B) if there shall be a breach of any one or more of the representations and warranties of CSC or the Seller contained in this Agreement that is not qualified as to a Company Material Adverse effect, except in the case of clause (B) where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Company Material Adverse Effect;

(ii) at any time prior to the Closing Date, there shall be a material breach by CSC or the Seller of any of its covenants, agreements or obligations contained in this Agreement, which breach, either is not capable of being cured or, if it is capable of being cured, has not been cured by the tenth (10th) business day following written notice to CSC and the Seller from Parent or Acquisition of such breach; provided that Acquisition may not terminate this Agreement pursuant to this Section 8.1(e) if Parent or Acquisition is in material breach of this Agreement; or

(iii) on or prior to the third (3rd) business day following the delivery of the Audited Financial Statements pursuant to Section 4.14, if there shall be a MAE Deviation with respect thereto.

Section 8.2. Effect of Termination. In the event of termination of this Agreement by CSC, the Seller, Parent or Acquisition as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Acquisition, CSC or the Seller, other than the provisions of this Section 8.2, Section 4.3(d), Section 8.3 and Article 9; provided that nothing herein shall relieve any party from liability for any willful breach hereof.

Section 8.3. Fees and Expenses.

(a) If this Agreement is terminated pursuant to Section 8.1(d), then (i) Parent and Acquisition shall pay, or cause to be paid, to CSC, at the time of such termination, an amount (the “Termination Fee”) equal to $15,000,000 as liquidated damages and (ii) Parent and Acquisition shall reimburse CSC and/or the Seller, as applicable, for up to $1,000,000 of any reasonable out-of-pocket expenses incurred by CSC, Seller or the Dyn International Companies through the date of termination in connection the transactions contemplated hereby. The parties expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages with respect to the foregoing upon such termination of this Agreement in circumstances where the Termination Fee is payable in accordance with this Section 8.3(a), the rights to payments under this Section 8.3(a): (i) constitute a reasonable estimate of the damages that will be suffered by reason of any such termination of this Agreement and (ii) shall be in full and complete satisfaction of any and all damages arising as a result of the foregoing. CSC and the Seller hereby agree that, except as otherwise provided in this Section 8.3(a), if the Closing does not occur, in no event shall Parent or Acquisition have any liability to CSC or the Seller under this Agreement.

(b) Each of the parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties hereto would not enter into this Agreement; accordingly, if Parent fails to promptly pay any amount due pursuant to this Section 8.3, and, in order to obtain such payment, the other parties commence a suit that results in a judgment against Parent or Acquisition for the Termination Fee or other amounts payable pursuant to this Section 8.3, Parent and Acquisition shall also pay to the other party its costs and expenses incurred in connection with such litigation.

(c) Whether or not the Closing occurs, except to the extent otherwise provided in this Agreement, each of the parties hereto shall pay its own expenses incurred in connection with the transactions provided for in this Agreement, including, but not limited to, the fees and expenses of their respective counsel, investment bankers, accountants and other advisors; provided, that the filing fee for the HSR Act filing and filings required by similar statutes or regulations of foreign Governmental Entities shall be paid by Acquisition and provided, further, the Auditor Fees, to the extent not taken into account in the calculation of the Closing Pro Forma Net Working Capital Amount, shall be paid by Acquisition or the Dyn International Companies.

Section 8.4. Amendment; Extension; Waiver.

(a) This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

(b) At any time prior to the Closing Date, Acquisition may (i) extend the time for the performance of any of the obligations or other acts of CSC or Seller, (ii) waive any inaccuracies in the representations and warranties of CSC or Seller contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance by CSC or Seller with any of the agreements or conditions contained herein. Any agreement on the part of Acquisition to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(c) At any time prior to the Closing Date, each of CSC and Seller may (i) extend the time for the performance of any of the obligations or other acts of Parent or Acquisition, (ii) waive any inaccuracies in the representations and warranties of Parent or Acquisition contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance by Parent or Acquisition with any of the agreements or conditions contained herein. Any agreement on the part of CSC or Seller to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(d) The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE 9

MISCELLANEOUS

Section 9.1. Entire Agreement; Assignment.

(a) This Agreement (including the Exhibits, Schedules and other agreements and instruments delivered in connection herewith), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior or contemporaneous agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof. No representation, warranty, promise, inducement or statement of intention has been made by any party that is not embodied in this Agreement or such other documents, and none of the parties shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein.

(b) Neither this Agreement nor any of the parties’ rights hereunder shall be assignable by any party hereto (whether voluntarily, involuntarily, by operation of law, or otherwise) without the prior written consent of the other party hereto; provided, however, that CSC and Seller may assign all or any portion of their rights hereunder to an affiliate without the prior written consent of Parent or Acquisition, and provided, further, however, that Acquisition may assign all or any portion of its rights and obligations hereunder to a wholly-owned Subsidiary of Parent or Acquisition or financing source without the prior written consent of CSC or Seller.

Section 9.2. Validity. If any provision of this Agreement, or the application thereof to any person or circumstance, is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby and, to such end, the provisions of this Agreement are agreed to be severable.

Section 9.3. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given on the earlier of (w) the date of delivery if delivered personally, or if by facsimile or email, upon written confirmation of receipt by facsimile, email or otherwise, (x) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, (y) the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid or (z) actual receipt. All notices hereunder shall be delivered to the addresses set forth below:

if to Seller:	c/o Computer Sciences Corporation
2100 East Grand Avenue
El Segundo, California 90245
Attention: General Counsel
Telecopier: (310) 322-9767

with a copy to:	Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071
Attention: Kenneth M. Doran, Esq.
Telecopier: (213) 229-7520

if to Parent or Acquisition:	c/o Veritas Capital Management II, L.L.C.
660 Madison Avenue, 14th Floor
New York, New York 10021
Attention: Robert B. McKeon
Telecopier: 212-688-9411

with a copy to:	Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Attention: Benjamin M. Polk, Esq.
Telecopier: (212) 593-5955

or to such other address as the person to which notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 9.4. Governing Law; Submission to Jurisdiction.

(a) This Agreement and all disputes or controversies arising out of or related to this Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

(b) Each of the parties irrevocably agrees that any Proceeding arising out of or related to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto or its successors or assigns shall only be brought in the Court of Chancery in and for New Castle County in the State of Delaware, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or Proceeding arising out of or relating to this Agreement and the transactions contemplated hereby (and other than to enforce judgments obtained in such courts, agrees not to commence any Proceeding relating thereto except in such courts). Each of the parties agrees further to accept service of process in any manner permitted by such courts. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding arising out of or related to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure lawfully to serve process, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (iii) to the fullest extent permitted by law, that (A) the Proceeding in any such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts and (iv) any right to a trial by jury.

Section 9.5. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 9.6. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and except as expressly provided in Section 4.6, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 9.7. Certain Definitions. For the purposes of this Agreement, the term:

“affiliate“ of a person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

“Ancillary Agreements“ shall mean the Transition Services Agreement, the Fort Worth Shared Facility Sublease, the Fort Worth Warehouse License, the Fort Worth Office License, the Fort Worth Office License Assignment, the IP License Agreement, the Trademark License Agreement and the Joint Defense Agreement.

“Auditor Fees” any professional service fees payable to Deloitte and Touche LLP in connection with the audit contemplated by Section 4.14 and the review of, or any procedures with respect to, any other financial statements prepared by the Dyn International Companies in connection with the transactions contemplated by this Agreement, including the Rule 144A Offering (or such other accounting firm as selected to conduct such audit, review or procedures in connection with the transactions contemplated hereby) (the “Auditors”).

“business day” means any day other than a day on which the NYSE is closed;

“capital stock” means common stock, preferred stock, partnership interests, limited liability company interests or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof;

“Contract” means any written contract, agreement, instrument, plan or understanding.

“Cuban Designated National” means a “Designated National”, as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515.

“DTS” means DynCorp Technical Services, LLC, a Delaware limited liability company.

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time and applied consistently throughout the periods involved.

“Indebtedness” shall mean the financial indebtedness of the Dyn International Companies, including, without limitation, (a) any indebtedness for borrowed money (including net inter-company and related-party indebtedness between the Dyn International Companies and the Seller Group), (b) any obligations for the deferred and unpaid purchase price of property or services, (c) any obligations evidenced by notes, bonds, debentures or other similar instruments, (d) any obligations under capitalized leases and other similar capital obligations, (e) any obligations under any derivative agreements or any other similar agreements (including interest-rate, exchange-rate, commodity and equity linked agreements), (f) any obligations in respect of off-balance sheet arrangements or transactions that are in the nature of, or in substitution of, financings, and (g) any indebtedness or other obligations of the type specified in the foregoing clauses, the payment or collection of which any of the Dyn International Companies have guaranteed or in respect of which any of them is liable, contingently or otherwise, including by way of agreement to purchase products or securities, to provide funds for payment, to maintain working capital or other balance sheet conditions or otherwise to assure a creditor against a loss.

“knowledge” or “known” means, with respect to any matter in question, if any of the officers or other persons listed on Schedule 9.7 has actual knowledge of such matter.

“LLC Conversions” the conversion, by statutory conversion, merger or such other means as may be permitted under applicable Law, of each of following Subsidiaries into a limited liability company: (i) DTS Aviation Services, Inc., a Nevada corporation (“DTSAS”), (ii) Dyn Marine Services, Inc., a California corporation (“Dyn Marine”), (iii) Dyn Marine Services of Virginia, Inc., a Virginia corporation (“Dyn Marine II”), (iv) DynCorp Aerospace Operations, Inc., a Delaware corporation, (v) DynCorp International Services, Inc., a Virginia corporation, and (vi) Services International Ltd., a Delaware corporation.

“Loss” means any and all claims, actions, causes of action, arbitrations, proceedings, losses, damages, liabilities and expenses (including, without limitation, settlement costs, reasonable attorneys’ fees and any other expenses of investigating or defending any actions or threatened actions).

“MAE Deviation” shall mean a greater than 5% adverse change between (i) (A) the FY2004 Pro Forma Net Working Capital Amount as calculated based on the Unaudited FY2004 Balance Sheet in accordance with Schedule 1.3(a)(i) and (B) the FY2004 Pro Forma Net Working Capital Amount as recalculated based on the FY2004 Balance Sheet in accordance with Schedule 1.3(a)(i) or (ii) (A) operating income reflected on the Unaudited FY2004 Income Statement and (B) operating income reflected on the FY2004 Income Statement.

“person” means an individual, corporation, partnership, joint venture, limited liability company, association, trust, unincorporated organization or other legal entity.

“Senior Foreign Political Figure” means (i) a current or former senior official in the executive, legislative, administrative, military, or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned commercial enterprise; (ii) a corporation, business or other entity that has been formed by, or for the benefit of, any such individual; (iii) an immediate family member of any such individual and (iv) a person who is widely and publicly known (or is actually known by Parent or Acquisition) to maintain a close personal relationship with any such individual.

“Unaudited FY2004 Balance Sheet” means the unaudited consolidated balance sheet of the Dyn International Companies as of April 2, 2004, a copy of which is attached hereto as Exhibit H.

“Unaudited FY2004 Income Statement” means the unaudited consolidated statements of operations, cash flows and changes to stockholder’s equity of the Dyn International Companies for the fiscal year ended April 2, 2004, a copy of which is attached hereto as Exhibit I.

Section 9.8. Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.9. Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of CSC, the Seller, Parent or Acquisition, or any officer, director, employee, agent, representative or investor of or in any party hereto that is not a party hereto.

Section 9.10. Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to consummate the transactions contemplated hereby, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

Section 9.11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

COMPUTER SCIENCES CORPORATION

By:	/s/ Paul T. Tucker
Name:	Paul T. Tucker
Title:	Vice President

DYNCORP

By:	/s/ Paul T. Tucker
Name:	Paul T. Tucker
Title:	Vice President

THE VERITAS CAPITAL FUND II, L.P.

By:	Veritas Capital Management II, L.L.C.,
Its:	General Partner

By:	/s/ Robert B. McKeon
Name:	Robert B. McKeon
Title:	Authorized Signatory

DI ACQUISITION CORP.

By:	/s/ Robert B. McKeon
Name:	Robert B. McKeon
Title:	President

Signature Page to Purchase Agreement